Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

FourQ Technologies, Inc.
10203 Arcola Lane North
Stillwater, MN 55082
https://shiftposts.com/

Up to $617,976.66 in Series B Preferred Stock at $7.91
Minimum Target Amount: $9,998.24

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: FourQ Technologies, Inc.
Address: 10203 Arcola Lane North, Stillwater, MN 55082
State of Incorporation: DE
Date Incorporated: September 17, 2018

Terms:

Equity

Offering Minimum: $9,998.24 | 1,264 shares of Series B Preferred Stock
Offering Maximum: $617,976.66 | 78,126 shares of Series B Preferred Stock
Type of Security Offered: Series B Preferred Stock
Purchase Price of Security Offered: $7.91
Minimum Investment Amount (per investor): $355.95

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus | 5% Bonus Shares

As you have previously invested in FourQ Technologies, Inc., you are eligible for additional bonus shares. Note: Loyalty Bonus is awarded via investor email address.

Investment Incentives

Combo/Avid Investor Perk

Early Bronze

Invest $585+ within the first two weeks and receive 10% bonus shares.

Early Silver

Invest $1,000+ within the first two weeks and receive 12% bonus shares.

Early Gold

Invest $2,500+ within the first two weeks and receive 15% bonus shares.

Early Platinum

Invest $5,000+ within the first two weeks and receive 17% bonus shares.

Early Diamond

Invest $10,000+ within the first two weeks and receive 20% bonus shares.

Volume-Based Perks

Tier 1 Perk

Invest $585+ and receive an invitation to Private Investor Group.

Tier 2 Perk

Invest $,1000+ and receive: participation in group QnA with the founders

Tier 3 Perk

Invest $5,000+ and participate in the company's KPI tracking and analysis webinar + 3% bonus shares

Tier 4 Perk

Invest $10,000+ and listen in on the company Round table with industry leaders + 5% bonus shares

Tier 5 Perk

Invest $25,000+ and participate in company strategy session on market development + 8% bonus shares

Tier 6 Perk

Invest $50,000+ and receive a one-on-one conference call with Founder + 15% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

FourQ Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus. This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series B Preferred Shares at $7.91 per share, you will receive 110 shares of Series B Preferred Stock, meaning you'll own 110 shares for 791. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the Loyalty Bonus and aforementioned bonuses.

The Company and its Business

Company Overview

ShiftPosts by FourQ Technologies, Inc. (a Delaware C-Corporation) is a software-as-a-service company aimed at the healthcare industry that helps pharmacies and most any healthcare providers enable real-time, end-to-end workforce management through its platform, ShiftPosts.

Any episode of Grey's Anatomy demonstrates the complexity of giving good patient care. The coordinator of a healthcare facility needs the right person with the right skills in the right place at the right time. ShiftPosts' workforce management platform aims to make this simpler than ordering an Uber. On the Shiftposts platform planning and scheduling are intuitive, the tools in use today are not. ShiftPosts changes that. Today, schedulers employ multiple inadequate tools like timecard apps, custom spreadsheets, accounting platforms, and simple job posting platforms like "When I work". Most start with custom-developed spreadsheet forms. From that form, someone must transfer that data into accounting platforms which extract schedule data for analysis. Because labor is typically 50% of overhead and overtime needs controlling, the scheduling function becomes the main resource for tracking. Scheduling is not just time clocks and payroll. Healthcare has hardline rules on whether the person scheduled has a verified record of their credentials, history of infractions, geographic licenses, and identity on-premise. Think of schedules as information hubs that circulate information based on compliance requirements to payroll and accounting, HR departments, department heads, and anyone with a situational demand. ShiftPosts takes a holistic view of scheduling and provides a framework that contains verifiable proof-of-work history, credentials, skills, and infractions – available in real-time and can be accessed by anyone who needs people and their information instantly. We believe when you post shifts using ShiftPosts, scheduling goes from days to minutes, eliminating a huge administrative burden on healthcare operations.

With ShiftPosts, all schedules, gaps, and talent needs are viewed from one screen. The deep knowledge required to pair talent with locations is captured in one view, allowing coordinators to point & click people into place. It's like baseball;

managers oversee a pool of talent that includes signed players and free agents. Every player knows the position at which they excel and where they can pinch hit, but given the needs of the team, they may be playing a different position or for a different team tomorrow. When you manage permanent, part-time, and occasional workforce from one view, scheduling is simplified. Publishing a schedule and accepting changes can be done without hesitation because you can always see who is available, on vacation, missing qualifications, on the overtime threshold, etc. In fact, you can inventory skills and determine what talent you have versus what's needed.

Corporate Structure

FourQ Technologies, Inc. was formed on September 17, 2018, in the state of Delaware. It has two wholly owned Canadian subsidiaries FourQ Technologies Canada Inc. and 1290007-0 Canada, Inc..

Intellectual Property

FourQ Technologies Inc. does not own nor have we applied for any intellectual property rights. We operate on a trade secrets and industry know-how basis.

FourQ Technologies, Inc. licenses its software to its subsidiaries and generates revenue through the licensing agreements.

Funds From Offering

All funds from this offering go to the US entity, FourQ Technologies, Inc. The funds from this offering will stay in the US and will not migrate to the Canadian operation.

Competitors and Industry

Competitors

Staffing Agencies like NuWest, Atlas Staffing, and GHG represent the largest competitive segment we face along with the multitude of recently launched mobile apps like Nursa, Nurse.com, Incredible Health, Shiftmed, etc. Additional competitors include the IT sector, especially the large SW companies that handle HR compliance such as SAP, Oracle, WorkDay, etc. We believe none of our competition improves the process, they just make it more complex and further burden the administrative role. ShiftPosts takes a holistic view and makes the activity of staffing schedules easy. We automate the admin side and take advantage of human know-how.

Industry

Our core market is healthcare, beginning with retail and hospital pharmacy operations, with plans of moving to well-defined medical practices, such as anesthesiologists. From there we plan to expand to healthcare roles at the front lines, including emergency medical services. The global healthcare staffing market was worth USD 33.81 billion in 2022.

We believe the global workforce has transformed into a "gig economy" especially in healthcare. People who work want control, NOT to be controlled. This shift in workforce mindset puts the burden of finding and retaining valuable skills into a whole new paradigm for healthcare operators. While job marketplaces have become commonplace, they don't on their own effectively solve the problem. Knowing you can work whenever you want and booking yourself at will is very different from waiting to be "chosen" for a job. We believe the market needs a point of mediation that balances the needs and requirements of both parties.

Current Stage and Roadmap

Current Stage

In the last year, we believe three major events have further proved our value to the market: 1) Our platform is now used by the top five largest Rx providers in Canada. 2)The Company was recently featured as the Cover Story and identified as the top staffing solution in Healthcare in HR Tech magazine for the CAN market. 3) In less than 3 years more than 70% of all Rx and Hospital pharmacies in CAN are represented on the platform, wages have risen for workers on our platform by more than 20% across all geographies, and the cost of skills acquisition reduced by 70%.

Today we can say that major pharmacy chains in Canada use ShiftPosts for their staffing needs. Those pharmacies include McKesson, Rexall, Shopper's Drugmart, Loblaws, Sobey's, Neighborly Pharmacies, and Savon Rx.

Future Roadmap

Focus and repeat: Today FourQ Technologies Inc. is focused on the Pharmacy Staffing sector of the Healthcare market. The healthcare industry is aggressively shifting first interactions and many less invasive healthcare services into the pharmacy sector. I.e. 50% of flu vaccinations are now serviced through the pharmacy. Many other practices are soon to follow like minor skin rashes and acne. Many large retail pharmacy organizations are now purchasing general practice physician groups for exactly this reason. To staff for different services being offered through the pharmacy setting.

In Healthcare our next sectors of interest include specialty practices and virtual care businesses who must continually fill roles when called. I.e. No hospital employs anesthesiologists. They are all on-call or as-scheduled physicians who must organize and bill on an as-needed basis. The same is true for cardiologists. This follows how most hospitals operate. They call specialty staff when they need them, if they can schedule ahead, but otherwise must request them last minute. High-demand environments, where specialty skills are required at exactly the right time and represent a huge cost if required to be present at all times, are where the platform can make an immense difference in the cost of operations. This applies in particular to a number of other industries such as EPC (engineering, procurement, and construction) where electricians or other trade-certified specialty skills only work when the building has advanced to a certain stage. The same applies to music festivals and concerts, the aviation industry, and so on.

While we focus on Healthcare and its providers, we are also looking at scenarios where we can customize the functional roles rather than white-label the platform for a variety of industries. The initial cost to enter a new market outside of healthcare is relatively low but requires staffing with subject matter experts for market acceptance.

The Team

Officers and Directors

Name: Elizabeth Cooper

Elizabeth Cooper's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman of the Board, Chief Executive Officer
  Dates of Service: January, 2018 - Present
  Responsibilities: Responsible for leading FourQ Technologies' strategy and mission as well all aspects of corporate development. Elizabeth does not currently receive salary compensation, but plans to receive $380,000 salary compensation in the future.

Name: Dave McLean

Dave McLean's current primary role is with Emerging Therapy Solutions Inc. Dave McLean currently services 3-5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder , Board Member
  Dates of Service: January, 2018 - Present
  Responsibilities: Responsible for advisory on operations as needed. Dave does not currently receives salary compensation for this role. Dave acted as Co-CEO from 2018 to 2019.

Other business experience in the past three years:

- Employer: Emerging Therapy Solutions Inc
  Title: CEO
  Dates of Service: January, 2018 - Present
  Responsibilities: Overall financial and management responsibility reporting to the Board of Directors. Also serve as a Director and investor.

Name: Patrick Fry

Patrick Fry's current primary role is with Retired. Patrick Fry currently services 3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2018 - Present
  Responsibilities: Responsible for leading FourQ Technologies' business and corporate development and other advising.

Other business experience in the past three years:

- Employer: Sutter Health
  Title: CEO

Dates of Service: January, 2006 - January, 2019
Responsibilities: Management of the 2nd largest Healthcare provider in the US.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Series B Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these Series B Preferred Stock in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Series B Preferred Stock you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock or any other security, institutional or other investors could negotiate terms that may be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are

hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Series B Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series B Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to

terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.
It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services to an alternate methodology or return to traditional spreadsheets and messaging practices.. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business.
The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive.
It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company is subject to rapid technological change and dependence on new product development.
Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions.
Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that

attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

Evolving government regulations may require increased costs or adversely affect the Company's results of operations.
In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require the Company to change its practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on its results of operations. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state medical board licenses or certificates, increasing security measures and expending additional 9 resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the products or services from being offered to Clients and Members, which could have a material adverse effect on the business, financial condition and results of operations.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property.
Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

Fluctuations in foreign currency exchange rates affect financial results in U.S. dollar terms.
A portion of the Company's revenues come from international operations. Revenues generated and expenses incurred by international subsidiaries are often denominated in local currencies. As a result, consolidated U.S. dollar financial statements are subject to fluctuations due to changes in exchange rates as the financial results of the Company's international subsidiaries are translated from local currencies into U.S. dollars. The Company's financial results are subject to changes in exchange rates that impact the settlement of transactions in non local currencies.

The Company's international operations could be affected by a variety of parameters.
These include currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to its products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes. Any of these changes could adversely affect its business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates.

The Company's expenses will significantly increase as they seek to execute their current business model.
Although the Company estimates that it has enough runway for the next year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth.
If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-

looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not filed a Form D for its offering of securities.
The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company is overdue on its tax filings.
As of October 31, 2020, the Company has not yet filed its tax return for 2019. This could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the 10 Company with costly penalties and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition. The estimated deferred tax assets of the Company at December 31, 2019 is shown in the Reviewed Financials in Exhibit B.

The Company has outstanding convertible debt.
The Company issued a total of thirteen and three convertible equity securities for cash proceeds of $493,402 and $181,598 between July 8, 2019 and December 31, 2019 and November 21, 2018 and December 31, 2018, respectively. During January, February, June and July 2020, the Company has issued five convertible notes for proceeds of $225,000. The securities are all convertible into preferred or common shares of the Company and mature on December 31, 2023. All securities may be converted upon the following: (1) Upon the Company receiving cash of no less than $2,000,000 for the sale of the Company's preferred stock, the security will be automatically converted into shares of preferred stock of the Company at a price of the lower of 80% of the price paid for preferred stock as part of the $2,000,000 purchase, or the quotient of the valuation cap (of $4,000,000) and the fully diluted capitalization of the Company, as defined in the individual agreements. (2) Upon the sale, transfer, or other disposition of substantially all of the Company's assets, the holder may elect to convert the security into common or preferred shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements. (3) Upon maturity, holders may elect at any time to convert the security to preferred shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements. The Company recognized an interest expense of $65,500 and $18,000 during the year ended December 31, 2019 and period from September 17, 2018 (inception) to December 31, 2018, respectively.

The Company has participated in Related Party Transactions.
During the years ended December 31, 2019 and 2018, two shareholders of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019 and 2018, the amount of advances outstanding is $943 and $279, respectively, and are recorded under 'Advances – related party' on the consolidated balance sheets in Exhibit B. The Company issued two convertible notes to shareholders of the Company for Company expenses paid personally by shareholders. These convertible notes have the terms as noted in Note 6 in Exhibit B for convertible debt with outstanding balances amounting to $200,000 and $131,598 as of December 31, 2019 and 2018, respectively.

The Company has not prepared any audited financial statements.
Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials.
The accompanying consolidated financial statements in Exhibit B have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception of approximately $866,701 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets.
The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

You may have limited rights.

The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

Intellectual property and Trade Secrets
The company does not currently hold any IP as it relates to its platform. It does however operate on industry expertise and trade secrets which are difficult if impossible to patent or otherwise defend legally. It always possible that some entity may try and duplicate the workflow, the platform look and feel and try to copy profiles. Todate we have defended and won issues with competitors posting to our platform and then attempting to hire persons directly. To our benefit the work around removes all the guarantees that the platform provides and dissuades our worker side from agreeing to those work arounds and encourages them to report them to us. This is highly competitive arena where anyone may decide to try and enter the market at anytime because they have access to either a Database of Healthcare workers or access to software developers.

The Company may undergo a future change that could affect your investment.
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Intellectual Property and Proprietary Protection
Our success will be dependent in part upon our proprietary business methods and technology. We cannot be sure that the measures that we undertake will be adequate to protect our proprietary business methods and technology, or that they would preclude competitors from independently developing services and methods with functionality or features similar to ours. We cannot be sure that the precautions we take will prevent misappropriation or infringement of our intellectual property. It is possible that litigation will be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of our resources.

A successful raise of $500,000 before December 15, 2023, will result in immediate dilution to investors in this offering.
if the Company raises $500,000 or more in this offering before December 15, 2023, outstanding Convertible Notes will be converted into Series B Preferred Stock, the same class of security being issued in this offering. This would result in immediate dilution. This would result in immediate dilution. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Elizabeth Cooper	150,000	Common Stock	37.73%

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, Series B Preferred Stock, Convertible Notes-2018, Convertible Notes-2019, Convertible Notes-2020, and Convertible Notes-2021. As part of the Regulation Crowdfunding raise, the Company will be offering up to 78,126 of Series B Preferred Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 1,335,000 outstanding.

Voting Rights

One Vote Per Share

Material Rights

The total amount outstanding includes 345,000 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 340,000 shares to be issued pursuant to stock options, reserved but unissued.

Series A Preferred Stock

The amount of security authorized is 800,000 with a total of 560,880 outstanding.

Voting Rights

There are no voting rights associated with Series A Preferred Stock.

Material Rights

The holders of Series A Preferred Stock have the following rights as summarized below. Please see Exhibit F for more details.

Dividends

In the event that the Company makes any distributions or declares or pays any dividends upon the Common Stock or other Junior Securities (whether payable in cash, securities, or other property), other than dividends payable solely in shares of Common Stock, the Company shall also declare and pay to the holders of the Series A Shares at the same time that it declares and pays such dividends to the holders of the Common Stock or other Junior Securities.

Liquidation Preference

In the event of a liquidation of the Company, the holders of Series A Shares shall be entitled to receive in cash, out of the assets of the Company, an amount per Series A Share equal to the Stated Value ($1.00), plus all declared but unpaid dividends thereon to the date fixed for distribution before any payment shall be made or any assets distributed to the holders of the Common Stock or any other Junior Securities, but subject to payment owed to any Senior Securities (including the Series B Shares) being paid prior to any payments to holder of Series A Shares.

Conversion Rights

Each Series A Share is convertible at the option of the holder thereof into shares of Common Stock, and shall automatically be converted into such number of fully paid and non-assessable shares of Common Stock as set forth below (1) at the time of a Qualified Public Offering, or (2) in the event that holders of at least a majority of the Series A Shares then outstanding consent to such conversion. "Qualified Public Offering" means a firm commitment underwritten public offering of Common Stock, the aggregate public offering price of which is at least $15,000,000 (before deduction of underwriters commissions and expenses), and the public offering price per share of which is not less than one hundred percent (100%) of the Stated Value. The number of shares of Common Stock issuable upon either the optional or automatic conversion of Series A Shares shall be equal to the quotient resulting from dividing the Stated Value by the conversion price then in effect (the "Conversion Price"). The initial Conversion Price was $1.00 and is subject to adjustment from time to time for customary anti-dilution adjustments.

Series B Preferred Stock

The amount of security authorized is 2,400,000 with a total of 224,328 outstanding.

Voting Rights

The Series B Preferred Stock is voting on an as-converted to Common Stock basis. Please see Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

The amount outstanding does not include up to 1,604,214 shares that may be issued to convertible noteholders in the event that the company raises $500,000 or more in this offering. Please see the convertible note entries in the company section and the dilution section for additional information regarding the potential dilution to your investment.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Securities or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Securities.

Holders of Series B Preferred Stock have certain rights and preferences. Some are summarized below. Please see Exhibit F for complete information.

Additional Voting Rights

In addition to voting on an as converted to Common Stock Basis, so long as any Series B Shares remain outstanding, the Company shall not, without the prior written consent of the holders of at least a majority of the then outstanding Series B Shares: (a) alter or change the rights, preferences or privileges of the Series B Shares; (b) increase or decrease the authorized number of shares of Series B Shares; (c) authorize, issue or enter into any agreement providing for the issuance (contingent or otherwise), by reclassification or otherwise, of any capital stock or other equity securities which are senior to or on a parity with the Series B Shares with respect to the payment of dividends, redemptions or distributions upon liquidation or otherwise; or (d) by amendment of its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by this Company, but will at all times in good faith assist in the carrying out of all the provisions of this section and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Series B Shares against impairment.

Dividends

In the event that the Company makes any distributions or declares or pays any dividends upon the Common Stock or other Junior Securities (whether payable in cash, securities or other property), other than dividends payable solely in shares of Common Stock, the Company shall also declare and pay to the holders of the Series B Shares at the same time that it declares and pays such dividends to the holders of the Common Stock or other Junior Securities.

Liquidation Preference

In the event of a liquidation of the Company, the holders of Series B Shares shall be entitled to receive in cash, out of the assets of the Company, an amount per Series B Share equal to the Stated Value ($7.91), plus all declared but unpaid dividends thereon to the date fixed for distribution before any payment shall be made or any assets distributed to the holders of the Series A Shares, the Common Stock or any other Junior Securities.

Conversion Rights

Each Series B Preferred Share is convertible at the option of the holder thereof into shares of Common Stock, and shall automatically be converted into such number of fully paid and non-assessable shares of Common Stock as set forth below (1) at the time of a Qualified Public Offering, or (2) in the event that holders of at least a majority of the Series B Shares then outstanding consent to such conversion. "Qualified Public Offering" means a firm commitment underwritten public offering of Common Stock, the aggregate public offering price of which is at least $15,000,000 (before deduction of underwriters commissions and expenses), and the public offering price per share of which is not less than one hundred percent (100%) of the Stated Value. The number of shares of Common Stock issuable upon either the optional or automatic conversion of Series B Shares shall be equal to the quotient resulting from dividing the Stated Value by the conversion price then in effect (the "Conversion Price"). The initial Conversion Price was $7.91 and is subject to adjustment from time to time for customary anti-dilution adjustments.

Convertible Notes-2018

The security will convert into Series b preferred stock and the terms of the Convertible Notes-2018 are outlined below:

Amount outstanding: $350,000.00
Maturity Date: December 31, 2023
Interest Rate: 10.0%
Discount Rate: %
Valuation Cap: $4,000,000.00
Conversion Trigger: Principal and accrued but unpaid interest (the Conversion Amount) is convertible into equity of the company in the event of the closing of a qualified financing (equity sale of at least $2,000,000 of preferred stock) at lesser of a conversion rate equal to 80% of the price paid in the qualified financing or the the share price determined based on a the price per share that would be obtained by dividing the Valuation Cap (4,000,000) by the number of fully diluted shares of capital stock of the Company measured immediately prior to the Qualified Financing

Material Rights

There are no material rights associated with Convertible Notes-2018.

Convertible Notes-2019

The security will convert into Series b preferred stock and the terms of the Convertible Notes-2019 are outlined below:

Amount outstanding: $325,000.00
Maturity Date: December 31, 2023
Interest Rate: 10.0%
Discount Rate: %
Valuation Cap: $4,000,000.00
Conversion Trigger: Principal and accrued but unpaid interest (the Conversion Amount) is convertible into equity of the company in the event of the closing of a qualified financing (equity sale of at least $2,000,000 of preferred stock) at lesser of a conversion rate equal to 80% of the price paid in the qualified financing or the the share price determined based on a the price per share that would be obtained by dividing the Valuation Cap (4,000,000) by the number of fully diluted shares of capital stock of the Company measured immediately prior to the Qualified Financing

Material Rights

There are no material rights associated with Convertible Notes-2019.

Convertible Notes-2020

The security will convert into Series b preferred stock and the terms of the Convertible Notes-2020 are outlined below:

Amount outstanding: $1,025,000.00
Maturity Date: December 31, 2023
Interest Rate: 10.0%
Discount Rate: %
Valuation Cap: $4,000,000.00
Conversion Trigger: Principal and accrued but unpaid interest (the Conversion Amount) is convertible into equity of the company in the event of the closing of a qualified financing (equity sale of at least $2,000,000 of preferred stock) at lesser of a conversion rate equal to 80% of the price paid in the qualified financing or the the share price determined based on a the price per share that would be obtained by dividing the Valuation Cap (4,000,000) by the number of fully diluted shares of capital stock of the Company measured immediately prior to the Qualified Financing

Material Rights

There are no material rights associated with Convertible Notes-2020.

Convertible Notes-2021

The security will convert into Series b preferred stock and the terms of the Convertible Notes-2021 are outlined below:

Amount outstanding: $986,588.00
Maturity Date: December 31, 2023
Interest Rate: 10.0%

Discount Rate: %
Valuation Cap: $4,000,000.00
Conversion Trigger: Principal and accrued but unpaid interest (the Conversion Amount) is convertible into equity of the company in the event of the closing of a qualified financing (equity sale of at least $2,000,000 of preferred stock) at lesser of a conversion rate equal to 80% of the price paid in the qualified financing or the the share price determined based on a the price per share that would be obtained by dividing the Valuation Cap (4,000,000) by the number of fully diluted shares of capital stock of the Company measured immediately prior to the Qualified Financing.

Material Rights

There are no material rights associated with Convertible Notes-2021.

What it means to be a minority holder

As a minority holder of Series B Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. Specifically, if the Company raises $500,000 or more in this offering before December 15, 2023, outstanding Convertible Notes will be converted into Series B Preferred Stock, the same class of security being issued in this offering. This would result in immediate dilution.</p>

In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $1,025,000.00
  Use of proceeds: Working Capital
  Date: December 15, 2020
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $125,000.00

Use of proceeds: Working Capital
Date: March 03, 2021
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $787,103.00
  Use of proceeds: Working Capital
  Date: March 11, 2021
  Offering exemption relied upon: Regulation CF

- Name: Series B Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,420,000.00
  Number of Securities Sold: 224,328
  Use of proceeds: Working Capital
  Date: March 10, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $2,113,598 compared to $4,789,416 in fiscal year 2022. The 2.26x increase in revenue is a direct result of supply side/workers signing onto the platform and becoming certified for work. In 2021 demand began to out strip supply by a significant margin. Revenue growth today is a factor of our ability to increase supply and the capacity to raise fees.

Cost of sales

Cost of Sales for fiscal year 2021 was $1,744 compared to $24,207 in fiscal year 2022. Year over year growth of COGS is related to the fees associated with using a payment platform. The more we grow, the larger the cost of transacting on the Stripe platform. While the "percent of the transaction" fee charged by Stripe diminishes with volume it grows based on our top line growth.

Gross profits

Gross profits for fiscal year 2021 were $2,111,853 compared to $4,765,208 in fiscal year 2022. In concert with our growth in users we continue to grow based on our ability to fulfill demand. Demand in in 2022 grew by more than 300% yet our ability to fulfill demand grew by 210%

Expenses

Expenses for fiscal year 2021 were $3,452,477 compared to $6,834,753 in fiscal year 2022. In 2022 we made significant investments into the platform to improve user experience along with reducing the friction of signing up. The largest portion of that budget was spent on software development and an increase in staffing to improve product management.

Historical results and cash flows:

The Company is currently in the growth stage of development and has been generating revenue since late 2019. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because of the consistency of performance indicators we track across our users' engagement, i.e. our experience shows that users employ the platform an average of 3.4 times per month. We believe we are currently limited by the number of registered professionals and work to increase worker availability daily.

All marketplaces are defined by the size of the market and the total supply and demand in that market. Typically you must build supply first and then generate demand through advertising of your resources. We believe our market started as an oversupply of workers with no available resources to correctly identify demand. We are now in an over-demand scenario caused by both sides of the market achieving transparency into their options (e.g. non-transparent resources prevent buyers from understanding scarcity and responding accordingly). In a transparent marketplace, any number of variables can influence a decision and all options are presented to decision-makers in a manner that allows them discretion.

Past cash was primarily generated through a convertible note offering along with revenue generated from the platform from transaction fees, services, and subscription fees. Our goal is to expand into the US market quickly and that requires cash beyond the revenue currently generated by the platform. It requires a successful raise on StartEngine combined with additional investment from high net-worth individuals we are pursuing. If we achieve our goal of $5 Million between this Reg CF raise and other sources, we believe it would allow us to expand much more quickly.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand as of August 3rd, 2023 is $136,761.64. As of July 2023, the company's cash flow covers all core expenses.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required:

- to support localization of our payment system to meet state and regulatory requirements in the healthcare market.

- to cover costs of initial onboarding of healthcare workers (to build our supply side) through advertising, social media and direct outreach.

We continue to raise funds from our original investors and their network. Along with inbound interest by private equity firms operating in this sector.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the long-term viability of the Company. Of the total funds that our Company is raising, 81.88% or $618,000 will be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

As stated above we currently have sufficient revenue to operate our core functionality indefinitely. Raising only the minimum has almost no impact other than the time cost and expenses associated with such an undertaking. However at this stage of growth we need to expand more rapidly to insure future market share.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $618,000 we anticipate the Company will be able to operate indefinitely, achieve greater market traction, and accelerate growth. We will immediately increase our investment in the localization of our payment system. An investment of this amount would allow us to increase our software development spend while at the same time spend to build our supply side in the US market. Growth of supply side resources in the US is completely dependent on marketing sales and advertising. Boosting that spend would accelerate our growth.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company responds to regular inquiries from private equity firms and industry investors as they reach out. We are building awareness of the company and our plans through multiple networking and speaking opportunities. The goal is to achieve sufficient market traction to raise a significantly larger round of capital at the end of 2025. Should the company enter into a contract with a major pharmacy retailer we would close this round and reprice the company.

Indebtedness

- Creditor: David McLean
  Amount Owed: $148,000.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Converts to stock at 2.11 per share

- Creditor: Patrick Fry
  Amount Owed: $148,000.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Debt Converts to stock at 2.11

- Creditor: Thomas Lane
  Amount Owed: $73,452.05
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Note converts to shares at $2.11

- Creditor: Rick Mace
  Amount Owed: $73,452.05
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Notes convert at 2.11 per share

- Creditor: Nate Schultz
  Amount Owed: $73,452.05
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Notes convert at 2.11 per share

- Creditor: Ben Park
  Amount Owed: $71,767.12
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Notes convert at 2.11

- Creditor: Mace Enterprises, LLC
  Amount Owed: $35,431.51
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Notes convert at 2.11 per share

- Creditor: Mace Enterprises, LLC
  Amount Owed: $35,431.51
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Notes convert to shares at $2.11

- Creditor: Nate Schultz
  Amount Owed: $70,726.03
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Notes convert at $2.11 per share

- Creditor: Ray Faricy
  Amount Owed: $35,212.33
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Notes convert at $2.11 per share

- Creditor: JoAnn Brouillette Revocable Trust UAD
  Amount Owed: $60,130.14

Interest Rate: 10.0%
Maturity Date: December 31, 2023
Notes convert at $2.11 per share

- Creditor: Thomas Jacoby Revocable Trust
  Amount Owed: $70,260.27
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Notes convert at $2.11 per share

- Creditor: Thomas Jacoby Revocable Trust
  Amount Owed: $70,260.27
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Notes convert at $2.11 per share

- Creditor: 2010 Thomas D. Lane Revocable Trust
  Amount Owed: $68,698.63
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Notes convert at $2.11 per share

- Creditor: Penny Nichols 2017 Revocable Trust
  Amount Owed: $68,082.19
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Notes convert at $2.11 per share

- Creditor: Nate Schultz
  Amount Owed: $67,767.12
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Notes convert at $2.11 per share

- Creditor: David McLean
  Amount Owed: $66,164.38
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Notes convert at $2.11 per share

- Creditor: Patrick Fry
  Amount Owed: $66,164.38
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Notes convert at $2.11 per share

- Creditor: Nate Schultz
  Amount Owed: $32,931.51
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Notes convert at $2.11

- Creditor: Ben Park
  Amount Owed: $65,164.38
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Notes convert at $2.11

- Creditor: L. Gene Tanner
  Amount Owed: $258,027.40
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Notes convert at $2.11 per share

- Creditor: The Christopher J. Cleveland Revocable Trust UAD
  Amount Owed: $64,534.25
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Notes convert at $2.11 per share

- Creditor: The Mack P. McKinnzie Revocable Trust
  Amount Owed: $64,520.55
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Notes convert at $2.11 per share

- Creditor: Coopley, LLC
  Amount Owed: $128,849.32
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Notes convert at $2.11 per share

- Creditor: Cathryn Broderick IRA
  Amount Owed: $64,136.99
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Notes convert at $2.11 per share

- Creditor: Rapp Properties
  Amount Owed: $256,547.95
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Notes convert at $2.11 per share

- Creditor: Nathan Schultz
  Amount Owed: $63,657.53
  Interest Rate: 10.0%
  Maturity Date: December 23, 2023
  Notes convert at $2.11 per share

- Creditor: 2010 Thomas D. Lane Revocable Trust
  Amount Owed: $63,657.53
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Notes convert at $2.11 per share

- Creditor: BWR Holdings, LLC
  Amount Owed: $31,684.93
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Notes convert at $2.11 per share

- Creditor: Nathan Schultz
  Amount Owed: $31,328.77
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  The notes convert at $2.11 per share

- Creditor: Rick Mace
  Amount Owed: $31,328.77
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Notes convert at $2.11 per share

- Creditor: Pacific Premier Trust Custodian FBO Colleen Hayden IRA
  Amount Owed: $31,328.77
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023

Notes convert at $2.11 per share

- Creditor: Baljit Singh
  Amount Owed: $31,294.52
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Notes convert at $2.11 per share

- Creditor: SeedInvest
  Amount Owed: $46,835.93
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  Notes convert at $2.11 per share

- Creditor: SeedInvest Investors
  Amount Owed: $936,718.82
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023
  NOtes convert at $2.11 per share

Related Party Transactions

- Name of Entity: Dave McLean
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Dave is an investor in the company
  Material Terms: The terms are defined in the convertible note as listed in the debt ledger. His investment converts with 10% interest from date of inception and at approximately 2.11 per share

- Name of Entity: Pat Fry
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Pat Fry is an investor in the company.
  Material Terms: The terms are defined in the convertible note as listed in the debt ledger. His investment converts with 10% interest from date of inception and at approximately 2.11 per share. The notes mature on 12.31.2023

Valuation

Pre-Money Valuation: $16,770,845.28

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not include up to 1,604,214 shares of Series B Preferred Stock that may be issued to Convertible Noteholders. In the event of a capital raise of $500,000 or more before December 15, 2023, the Company shall issue to the Convertible Noteholders shares of Series B Preferred Stock. Please see the dilution section for additional information regarding the potential dilution to your investment.

ShiftPosts by FourQ Technologies, Inc. determined its pre-money valuation based on an analysis of the following factors.

Our 2022 revenue was $4,789,416. Our research shows that an acceptable range for revenue multiples for marketplace companies is between 4X and 10X*. In the Saas arena companies typically sell for 5-7x gross revenue when under 10MM in sales, and 7-10x when operating in excess of 10MM. Since FourQ technologies bridge the gap between the two types of operations we are able to defend a low multiple of our gross revenue while building the company as a resource for quality staffing. With further market traction, we will be able to raise our valuation based on the adoption of the platform as a SaaS platform in addition to staffing resources. Given these factors, we think a valuation of ~$17.5M is reasonable.

<u>The Value of the Company's Assets</u>

Our main asset is our database of registered, credential-verified healthcare workers. This single component of our business is the most difficult resource to acquire and provides a significant hurdle for competitors to overcome. The cost of recruiting, building, and verifying credentials in order to allow the individuals to use our platform represents an investment of significant value. The cost per person in the early phase of our development was more than $2000 per profile. While that cost has come down significantly it remains the highest value asset we own.

*source: https://bakertillygda.com/en/17-marketplace-companies-analysis/#:~:text=Most%20companies%20in%20the%20marketplace,as%20will%20be%20shown%20later

Use of Proceeds

If we raise the Target Offering Amount of $9,998.24 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $617,976.66, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Software Development
  40.0%
  We will use 40% of the funds raised for development of the payment localization system on our platform.

- Market Research and Development
  4.5%
  4.5% of funds will be used to further detail our market expansion through a third party.

- Marketing and Social Media
  40.0%
  We will use 40% of the funds raised to increase our outreach through social media, advertising and direct marketing.

- Company Employment
  10.0%
  We will use 10% of the funds to hire key personnel as contractors to support daily operations, including the following roles: Customer service and support, bookkeeping and accounting services with an emphasis on use of Netsuite. Wages to be commensurate with training, experience and position.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://shiftposts.com/ (https://www.shiftposts.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/shiftposts

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR FourQ Technologies, Inc.

[See attached]

FOURQ TECHNOLOGIES, INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
FourQ Technologies, Inc.
Stillwater, Minnesota

We have reviewed the accompanying consolidated financial statements of FourQ Technologies, Inc. (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2022 and December 31, 2021, and the related consolidated statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 28, 2023
Los Angeles, California

FOURQ TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 291,785	$ 199,298
Acccounts Receivable, net	234,212	212,824
Prepaids and Other Current Assets	24,945	25,000
Total Current Assets	**550,942**	**437,122**
Property and Equipment, net	4,355	-
Intangible Assets	179,721	260,818
Security Deposit	35,000	35,000
Total Assets	**$ 770,018**	**$ 732,940**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 634,483	$ 266,528
Line of Credit	23,543	23,736
Convertible Notes	2,612,103	2,612,103
Accrued Interest on Convertible Notes	653,140	391,930
Debt Issuance Costs	(1,500)	(39,872)
Other Current Liabilities	178,337	139,288
Total Current Liabilities	**4,100,105**	**3,393,713**
Total Liabilities	**4,100,105**	**3,393,713**
STOCKHOLDERS EQUITY		
Common Stock	6,500	6,500
Preferred Stock	12,386	5,609
Additional Paid in Capital	1,884,187	488,748
Retained Earnings/(Accumulated Deficit)	(5,233,161)	(3,161,630)
Total Stockholders' Equity	**(3,330,087)**	**(2,660,773)**
Total Liabilities and Stockholders' Equity	**$ 770,018**	**$ 732,940**

See accompanying notes to financial statements.

FOURQ TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
Net Revenue	$	4,789,416	$	2,113,598
Cost of Goods Sold		24,207		1,744
Gross profit		4,765,208		2,111,853
Operating expenses				
General and Administrative		2,146,046		1,353,000
Research and Development		4,575,862		2,097,876
Sales and Marketing		112,845		1,601
Total operating expenses		6,834,753		3,452,477
Operating Income/(Loss)		(2,069,545)		(1,340,624)
Interest Expense		-		-
Other Loss/(Income)		1,986		(8,240)
Income/(Loss) before provision for income taxes		(2,071,531)		(1,332,384)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(2,071,531)**	**$**	**(1,332,384)**

See accompanying notes to financial statements.

FOURQ TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)

(in , $US)	Common Stock		Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2020	650,000	**$ 6,500**	560,880	**$ 5,609**	**$ 543,319**	**$ (1,829,246)**	**$ (1,273,818)**
Capital Distribution		$ -		$ -	(70,064)		(70,064)
Share-Based Compensation					15,494		15,494
Net income/(loss)						(1,332,384)	(1,332,384)
Balance—December 31, 2021	650,000	6,500	560,880	5,609	488,748	$ (3,161,630)	**$ (2,660,773)**
Issuance of Stock	-	-	677,694	6,777	1,394,244		1,401,021
Share-Based Compensation					1,196		1,196
Net income/(loss)						(2,071,531)	(2,071,531)
Balance—December 31, 2022	**650,000**	**$ 6,500**	**1,238,574**	**$ 12,386**	**$ 1,884,187**	**$ (5,233,161)**	**$ (3,330,087)**

See accompanying notes to financial statements.

FOURQ TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(2,071,531)	$	(1,332,384)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		1,067		717
Amortization of Intangibles		81,098		97,317
Share-based Compensation		1,196		15,494
Changes in operating assets and liabilities:				
Acccounts receivable, net		(21,388)		17,396
Prepaids and Other Current Assets		55		(25,000)
Accounts Payable		367,955		(55,702)
Other Current Liabilities		39,048		(85,545)
Security Deposit		-		(35,000)
Accrued Interest on Convertible Notes		261,210		243,464
Debt Issuance Costs		38,372		(39,872)
Net cash provided/(used) by operating activities		**(1,302,919)**		**(1,199,116)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(5,421)		(15)
Net cash provided/(used) in investing activities		**(5,421)**		**(15)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		1,401,021		
Capital Distribution				(70,064)
Line of Credit		(193)		23,736
Borrowing on Convertible Notes		-		912,103
Net cash provided/(used) by financing activities		**1,400,828**		**865,774**
Change in Cash		92,487		(333,357)
Cash—beginning of year		199,298		532,654
Cash—end of year	**$**	**291,785**	**$**	**199,298**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

FourQ Technologies Inc. was incorporated on September 17, 2018 in the state of Delaware. On January 17, 2019, the wholly owned subsidiary FourQ Technologies Canada, Inc. was incorporated in Canada. The consolidated financial statements of FourQ Technologies, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Stillwater, Minnesota.

Shiftposts is a Subscription based Software as a service (Saas) platform. It leverages marketplace technology along with mobile device applications to provide a streamlined approach to staffing. The company automates the administrative actions required to staff a shift and delivers a visual interface that allows those in charge of scheduling to easily organize schedules. Think how dating apps used scrolling and swipe functions to simplify searches. Our specific target market is the Healthcare industry. The platform is applicable across all industries where credentials and background checks are a requirement of approving an individual to work.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer Hardware	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its brand and goodwill that arose from the asset purchase agreement on November 21, 2018, with ShiftPosts Incorporated (from Canada). Goodwill will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Income Taxes

FourQ Technologies Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from Subscription based Software as a service (Saas) platform.

Cost of sales

Costs of goods sold include the cost of sales.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $112,845 and $1,601, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 28, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,		2022		2021
Prepayments		17,038		25,000
Prepaid taxes		7,908		-
Total Prepaids and Other Current Assets	**$**	**24,945**	**$**	**25,000**

Other current liabilities consist of the following items:

As of Year Ended December 31,		2022		2021
Accrued Income		523		-
Accrued Expenses		61,025		49,404
Tax Payable		104,954		89,885
Other current liabilities		11,835		-
Total Other Current Liabilities	**$**	**178,337**	**$**	**139,288**

4. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consist of:

As of Year Ended December 31,		2022		2021
Computer Hardware	$	7,589	$	2,167
Property and Equipment, at Cost		**7,589**		**2,167**
Accumulated depreciation		(3,234)		(2,167)
Property and Equipment, Net	**$**	**4,355**	**$**	**-**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $1,067 and $717, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consists of:

As of Year Ended December 31,		2022		2021
Goodwill	$	730,000	$	730,000
Brand		140,000		140,000
Intangible assets, at cost		**870,000**		**870,000**
Accumulated amortization		(690,280)		(609,182)
Intangible assets, Net	**$**	**179,721**	**$**	**260,818**

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2022 and 2021 were in the amount of $81,098 and $97,317, respectively.

The following table summarizes the estimated amortization expenses relating to the Company's intangible assets as of December 31, 2022:

Period		Expense
2023	$	(97,317)
2024		(82,404)
2025		-
2026		-
Thereafter		-
Total	**$**	**(179,721)**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock at a par value of $0.01. As of December 31, 2022, and December 31, 2021, 650,000 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of Preferred Stock at a par value of $0.01. As of December 31, 2022, and December 31, 2021, 1,238,574 and 560,880 shares of Preferred Shares were issued and outstanding, respectively.

7. SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 350,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise		Weighted Average Contract Term
Outstanding at December 31, 2020	-			-
Granted	335,000	$	0.05	
Exercised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2021	335,000	$	0.05	4.50
Exercisable Options at December 31, 2021	311,000	$	0.05	4.50
Granted	-	$	-	
Exercised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2022	335,000	$	0.05	3.50
Exercisable Options at December 31, 2022	335,000	$	0.05	3.50

Stock option expenses for the years ended December 31, 2022 and December 31, 2021 were $1,196 and $15,494, respectively.

8. DEBT

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s
David McLean	$ 100,000	10.00%	11/21/2018	12/31/2023	10,000	41,123	100,000		141,123	10,000	31,123	100,000	$ -	131,123
Patrick Fry	$ 100,000	10.00%	11/21/2018	12/31/2023	10,000	41,123	100,000		141,123	10,000	31,123	100,000	$ -	131,123
A certain investor	$ 50,000	10.00%	12/31/2018	12/31/2023	5,000	20,014	50,000		70,014	5,000	15,014	50,000	$ -	65,014
A certain investor	$ 50,000	10.00%	12/31/2018	12/31/2023	5,000	20,014	50,000		70,014	5,000	15,014	50,000	$ -	65,014
Nathan Schultz	$ 50,000	10.00%	12/31/2018	12/31/2023	5,000	20,014	50,000		70,014	5,000	15,014	50,000	$ -	65,014
Ben H. Park	$ 50,000	10.00%	05/03/2019	12/31/2023	5,000	18,329	50,000		68,329	5,000	13,329	50,000	$ -	63,329
A certain investor	$ 25,000	10.00%	07/08/2019	12/31/2023	2,500	8,712	25,000		33,712	2,500	6,212	25,000	$ -	31,212
A certain investor	$ 25,000	10.00%	07/08/2019	12/31/2023	2,500	8,712	25,000		33,712	2,500	6,212	25,000	$ -	31,212
Nathan Schultz	$ 50,000	10.00%	07/18/2019	12/31/2023	5,000	17,288	50,000		67,288	5,000	12,288	50,000	$ -	62,288
A certain investor	$ 25,000	10.00%	08/09/2019	12/31/2023	2,500	8,493	25,000		33,493	2,500	5,993	25,000	$ -	30,993
A certain investor	$ 50,000	10.00%	08/21/2019	12/31/2023	5,000	16,822	50,000		66,822	5,000	11,822	50,000	$ -	61,822
Thomas Jacoby	$ 50,000	10.00%	08/21/2019	12/31/2023	5,000	16,822	50,000		66,822	5,000	11,822	50,000	$ -	61,822
A certain investor	$ 50,000	10.00%	12/13/2019	12/31/2023	5,000	15,260	50,000		65,260	5,000	10,260	50,000	$ -	60,260
Penny Nichols 2017 Revocable Trust	$ 50,000	10.00%	01/27/2020	12/31/2023	5,000	14,644	50,000		64,644	5,000	9,644	50,000	$ -	59,644
Nathan Schultz	$ 50,000	10.00%	02/19/2020	12/31/2023	5,000	14,329	50,000		64,329	5,000	9,329	50,000	$ -	59,329
David McLean	$ 50,000	10.00%	06/15/2020	12/31/2023	5,000	12,726	50,000		62,726	5,000	7,726	50,000	$ -	57,726
Patrick Fry	$ 50,000	10.00%	06/15/2020	12/31/2023	5,000	12,726	50,000		62,726	5,000	7,726	50,000	$ -	57,726
Nathan Schultz	$ 25,000	10.00%	07/07/2020	12/31/2023	2,500	6,212	25,000		31,212	2,500	3,712	25,000	$ -	28,712
Ben H. Park	$ 50,000	10.00%	08/27/2020	12/31/2023	5,000	11,726	50,000		61,726	5,000	6,726	50,000	$ -	56,726
A certain investor	$ 200,000	10.00%	10/14/2020	12/31/2023	20,000	44,274	200,000		244,274	20,000	24,274	200,000	$ -	224,274
A certain investor	$ 50,000	10.00%	10/12/2020	12/31/2023	5,000	11,096	50,000		61,096	5,000	6,096	50,000	$ -	56,096
A certain investor	$ 50,000	10.00%	10/13/2020	12/31/2023	5,000	11,082	50,000		61,082	5,000	6,082	50,000	$ -	56,082
A certain investor	$ 100,000	10.00%	10/20/2020	12/31/2023	10,000	21,973	100,000		121,973	10,000	11,973	100,000	$ -	111,973
Cathryn Broderick IRA	$ 50,000	10.00%	11/10/2020	12/31/2023	5,000	10,699	50,000		60,699	5,000	5,699	50,000	$ -	55,699
Rapp Properties	$ 200,000	10.00%	11/10/2020	12/31/2023	20,000	42,795	200,000		242,795	20,000	22,795	200,000	$ -	222,795
Nathan Schultz	$ 50,000	10.00%	12/15/2020	12/31/2023	5,000	10,219	50,000		60,219	5,000	5,219	50,000	$ -	55,219
A certain investor	$ 50,000	10.00%	12/15/2020	12/31/2023	5,000	10,219	50,000		60,219	5,000	5,219	50,000	$ -	55,219
A certain investor	$ 25,000	10.00%	01/05/2021	12/31/2023	2,500	4,966	25,000		29,966	2,500	2,466	25,000	$ -	27,466
Nathan Schultz	$ 25,000	10.00%	02/26/2021	12/31/2023	2,500	4,610	25,000		29,610	2,500	2,110	25,000	$ -	27,110
A certain investor	$ 25,000	10.00%	02/26/2021	12/31/2023	2,500	4,610	25,000		29,610	2,500	2,110	25,000	$ -	27,110
A certain investor	$ 25,000	10.00%	02/26/2021	12/31/2023	2,500	4,610	25,000		29,610	2,500	2,110	25,000	$ -	27,110
A certain investor	$ 25,000	10.00%	03/03/2021	12/31/2023	2,500	4,575	25,000		29,575	2,500	2,075	25,000	$ -	27,075
Seedinvest	$ 37,481	10.00%	03/11/2021	12/31/2023	3,748	6,777	37,481		44,258	3,748	3,029	37,481	$ -	40,510
Seedinvest Investors	$ 749,622	10.00%	03/11/2021	12/31/2023	74,962	135,548	749,622		885,170	74,962	60,586	749,622	$ -	810,207
Total	$ 2,612,103				$ 261,210	$ 655,140	$ 2,612,103	$ -	$ 3,265,243	$ 261,210	$ 391,930	$ 2,612,103	$ -	$ 3,004,033

The convertible notes are convertible into preferred shares at a conversion price. The conversion price is lower of (i) the price of equity shares in such qualified financing times 80% and (ii) the price per share that would be obtained by dividing the Valuation CAP by the number of fully diluted shares of capital stock of the company measured immediately prior to the Qualified financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022	2021
Net Operating Loss	$	(637,971)	$ (411,355)
Valuation Allowance		637,971	411,355
Net Provision for income tax	$	-	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022	2021
Net Operating Loss	$	(1,336,341)	$ (698,370)
Valuation Allowance		1,336,341	698,370
Total Deferred Tax Asset	$	-	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $4,338,769, and the Company had state net operating loss ("NOL") carryforwards of approximately $4,338,769. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

In the year 2018, the company issued a convertible note to one of the shareholders and directors, David McLean, in the amount of $100,000. The note bears an interest rate of 10%. In the year 2020, the company another Convertible note in the amount of $50,000 to David McLean which bears the same interest rate of 10%. As of December 31, 2022 and December 31, 2021, the outstanding balance of the notes are $150,000.

In the year 2018, the company issued a convertible note to one of the shareholders and directors, Patrick Fry, in the amount of $100,000. The note bears an interest rate of 10%. In the year 2020, the company another Convertible note in the amount of $50,000 to Patrick Fry which bears the same interest rate of 10%. As of December 31, 2022 and December 31, 2021, the outstanding balance of the notes are $150,000.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through July 28, 2023, which is the date the consolidated financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

13. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,069,545, an operating cash flow loss of $1,302,919, and liquid assets in cash of $291,785, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF SHIFTPOSTS BY FOURQ TECHNOLOGIES, INC.

Real-Time Staffing For Healthcare

ShiftPosts is a real-time digital staffing platform aiming to revolutionize healthcare employment by eliminating the extraordinary expense & an otherwise possible months-...
Show more

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Shift POSTS
Solving The Biggest Challenge In Healthcare:
STAFFING

$13,565.62 Raised

REASONS TO INVEST

- ShiftPosts aims to revolutionize healthcare staffing with its real-time digital platform. Our platform consolidates numerous tasks into 2-3 seamless actions, making staffing a breeze for medical facilities.
- We believe our traction is growing as we tackle the multi-billion-dollar healthcare staffing sector. With significant total revenue and successful investments from key players in healthcare, we believe ShiftPosts is gaining momentum.*
- Led by an experienced CEO with a track record of launching successful tech companies and backed by a team with unparalleled connections in the healthcare industry, we believe ShiftPosts is primed for success.

*Source

Invest Now
$7.91 Per Share

PREVIOUSLY CROWDFUNDED	
$787,103	
RAISED	INVESTORS
$13,565.62	8
MIN INVEST	VALUATION
$355.95	$16.77M

THE PITCH

Our Gold Standard For Efficient Healthcare Hiring



ShiftPosts' Mission: Make All Staffing Easy Starting with Pharmacy and Healthcare
Our mission is to be the change that makes relief scheduling as easy as booking your own employees.

ShiftPosts is your gateway to seamless healthcare staffing. Our real-time digital platform pre-qualifies HC professionals, eliminating the tiresome 8-9 month wait. With just 2-3 actions, medical facilities can easily fill shifts, banishing short-staffing forever.

Our CEO, a renowned serial entrepreneur, has a track record of successfully launching tech-driven companies, and her expertise has been recognized by major tech giants like Microsoft, SunMicro and Oracle. Backed by a diverse and experienced team, including Dave McLean, who has achieved successful exits for CVS and other industry giants including United Healthcare, and Pat Fry, who is the recently retired CEO of Sutter Health, and one of the industry's most esteemed CEOs, we believe we are positioned for growth.

THE PROBLEM & OUR SOLUTION

A Human-Centric Solution For Seamless Efficiency



The healthcare industry is NEVER fully staffed!...
Staffing and Scheduling managers have to work with too few resources. HR can't keep up with demand and turnover averages 18 months due to burnout.
Finding new resources and qualifying them for work is a nightmare task.
And outdated processes for shift placement lead to overinflated outsourcing fees:
Outsourcing fees may amount to as much as
220%
of the salary of a W2 employee

Source / Source

The healthcare industry faces a daunting challenge with its documentation and compliance requirements, leading technology companies to offer solutions that merely digitize parts of the complex process, ultimately adding to the administrative burden. Consequently, staffing costs are inflated and staff shortages growing, leading to more dependence on outsourcing. Then those agencies mark up wages significantly. Hiring full-time employees can be a lengthy and expensive ordeal, taking up to 9 months and incurring average expenses of $52,350 for candidate processing (Source). The intricacies of staff and shift management involve juggling resources, locations, union participation, and seniority. Current solutions fracture the process, making it expensive and contributing to staff burnout.



Finding and filling pharmacy shifts has never been easier!
Faster, easier matching
More shift visibility
Quicker payments
Direct communication
$240

ShiftPosts introduces a new perspective. Staffing is fundamentally "human-centric," relying on understanding effective human interactions. We believe our platform revolutionizes this process by automating administrative tasks and empowering schedulers with intuitive actions, streamlining their workload to just a few swipes. We create a seamless workflow that effortlessly integrates with the existing healthcare environment's multiple systems. Offering subscription and transactional contracts, companies can test our platform by posting a shift and approving a hire, benefiting from seamless invoicing and tax management. As they experience the platform's advantages with occasional workers, many transition to Subscription to manage internal and external resources effortlessly.


A Completely Simplified Scheduling Solution:
Admins can view staffing needs across different locations or departments and the local pool of talent, allowing them to make informed staffing decisions.

ShiftPosts breaks free from the norm, taking a human-centric approach to revolutionize healthcare staffing. By taking a holistic approach to the process and reducing over 50 tasks into just 2-3 intuitive actions, we automate administrative burdens, empowering schedulers to make informed decisions effortlessly. Seamlessly integrating with healthcare systems, our platform creates a truly efficient workflow, enabling healthcare professionals to match to shifts with ease. With ShiftPosts, we believe the future of staffing is within reach, offering an optimized, seamless experience for healthcare staffing like never before.

THE MARKET & OUR TRACTION

Empowering the Workforce of Tomorrow


$89.9B
Projected value of Healthcare Staffing Market by 2031

Source

ShiftPosts addresses the ever-evolving gig economy and the shifting mindset of the global workforce. With workers seeking control rather than being controlled, the burden of finding and retaining skilled professionals falls on operators. While job marketplaces have emerged, they fail to effectively solve the problem. ShiftPosts steps in as the much-needed point of mediation, striking a balance between the needs of workers and employers.

Our primary focus lies in the healthcare sector, starting with retail and hospital pharmacy staffing and extending to well-defined medical practices, such as anesthesiologists and the front lines of emergency medical services. With a staggering healthcare staffing sector worth over $30 billion annually for just a few roles, and rising to trillions when considering all credentialed positions, the market holds immense potential for our platform (Source).

As evidence of our potential growth, we've achieved a remarkable +126% year-over-year growth rate from 2021 to 2022.

Meet Our Official Partners and Collaborators

After 2.5 years of pursuit, the largest Rx providers in Canada recognized our platform's value and demanded a contract, as our platform became the preferred work manager for their best resources. Additionally, ShiftPosts was featured as the top staffing solution in healthcare by HR Tech Magazine, solidifying our position as the #1 staffing resource company across Canada. Furthermore, in just under 3 years, over 70% of all retail pharmacies and hospitals in Canada have registered on our platform, resulting in a 20% wage increase for healthcare professionals and a 70% reduction in skills acquisition costs for providers.

Having previously raised a total of $4.7 million, ShiftPosts' current investor base comprises seasoned healthcare executives and professionals with successful financial exits in the industry. ShiftPosts' contract partnerships with industry giants like McKesson, Rexall, and Shoppers Drug Mart reaffirm our proven product-market fit and outstanding opportunity as we enter the U.S. market. With a track record of success, even during the challenging circumstances of the Covid years, we believe ShiftPosts stands ready to revolutionize healthcare staffing on a global scale.

WHY INVEST

Invest in the Future of Healthcare Staffing



Why People Love ShiftPosts
I recently needed pharmacists to cover a maternity leave position very last minute. ShiftPosts helped triage candidates for me and were critical in delivering two great pharmacists on short notice. I can't imagine having to do that on my own. The customer service was amazing, and they delivered quality pharmacists at a fair market price compared to current agencies. Highly recommend their service.
— Michael Khalil, Owner, Sparkle Pharmacy, Aurora
ShiftPosts has to be the only service available that is 100% transparent in their operations. As someone who isn't looking for full-time work, I have always been wary of using "relief agencies" to find shifts as they are known to undercut pharmacists. You take home 100% of your earnings, and it is automatically deposited in your bank account within a week. All in all, I would wholeheartedly recommend ShiftPosts for any pharmacist.
— Tamer Boctor, Pharmacy Manager, British Columbia
ShiftPosts been an absolute game-changer in my professional life. It's not just an app; it's a gateway to opportunities, growth, and meaningful connections. I'm grateful for the impact it has had on my career and overall well-being. If you're a seeking relief work, Shiftposts is the answer you've been looking for.
— Savan Patel

**The above testimonials may not be representative of the opinions or of the experiences of other ShiftPost users and is not a guarantee of future performance or success.*

What sets ShiftPosts apart is our vision to empower both healthcare professionals and employers in the gig economy era. We provide a transformative solution that allows professionals to work on their terms, breaking free from rigid schedules and achieving better earning opportunities. Nearly a third of our registered healthcare professionals have already embraced this flexibility, opting for on-demand work as the form of employment that complements their personal needs and lifestyle while earning more than their full-time counterparts.

Following a period of intense demand and overtime due to Covid, healthcare professionals are burnt out and abandoning their profession at a staggering pace. They are seeking a different form of employment, one that adapts to their lifestyle. With ShiftPosts in place they have an on-ramp back to the profession they have a passion for, on a schedule they determine.

For healthcare providers, ShiftPosts identifies both internal and external resources as one pool of talent. It right sets their expectations for staffing and scheduling based on availability NOT a forced structure that typically follows accounting rules and not human capacity. The ShiftPosts platform reveals underutilized resources locally while meeting strict considerations on who can work, reducing the cost of sourcing talent, administration and time to fill a schedule to a few minutes.

As we venture into the U.S. market, we believe we are equipped with a proven product-market fit and a track record of success thus far – even during adverse conditions. With an experienced and diverse leadership team, led by our visionary CEO with a history of successful tech company launches, we are ready to drive ShiftPosts to new heights.

Invest in ShiftPosts today and join us on this exciting journey to build a brighter and more efficient future for healthcare staffing.

ABOUT

HEADQUARTERS
10203 Arcola Lane North
Stillwater, MN 55082

WEBSITE
View Site

ShiftPosts is a real-time digital staffing platform aiming to revolutionize healthcare employment by eliminating the extraordinary expense & an otherwise possible months-long search.

TEAM



Dave McLean
Co-Founder , Board Member

Dave is a veteran of the healthcare industry and is a seasoned CEO and founder. Prior to helping to Co-Found FourQ Technologies Inc. led several managed care technology companies, including Medication Management Systems, Inc. (acquired by Genoa HealthCare), NovoLogix (acquired by CVS), and RxHub.

Previously, Dave was CEO of United Resource Networks at United Health Group, a business that managed organ and tissue transplants for 45 million payer lives, and SVP at American MedCenters, an HMO management company. Dave holds a BS in Pharmacy from Ohio State University and a Ph.D. from the University of Minnesota.

Dave has 40+ years of healthcare experience, including CEO positions at NovoLogix, RxHub, and United Resource Networks. He started as a pharmacist and recently sold Medication Management Systems a precursor to FourQ Technologies Inc. Resulting profits from the sale benefited industry giants including CVS. Dave now serves as CEO of Emerging Therapy Solutions, Inc. and remains an active industry speaker.



Elizabeth Cooper
Chairman of the Board, Chief Executive Officer

Elizabeth is a serial entrepreneur and investor with a career that has spanned Cleantech to Healthcare. She has helped develop 50+ startups, working closely with top venture firms including Accel Partners and NEA. She previously served as Global CEO of IDG Channels and sold her spin-out firm to WPP, YnR. Her position and process has been the topic of multiple KeyNotes for the likes of Microsoft, Oracle, SunMicrosystems, IBM and others.



Patrick Fry
Board Member

Pat is a recognized leader in The Healthcare Industry and the former CEO of Sutter Health, the US's second largest healthcare provider. Pat grew revenues from $6B to $10B+ demonstrating to the industry how to innovate in challenging circumstances. He is a recognized leader in the healthcare industry and serves on multiple related boards of healthcare industry giants and continues to advise major healthcare providers.



Ryan Mace
Director of Business Development

Ryan leads our business development across the US and CAN. His background includes work for major brands such as Coty and PepsiCo. He has been largely responsible for the growth of our audience and user base.



Barteck Jach
Product Ops

Bart is a Computer Science B.S. and MBA holder and is an early team member of FourQ Technologies Inc. One of the first employees of FourQ Bart supports daily operations and product development.



Garrett Peterson
Paid Media Analyst (Part-Time)

Garrett Peterson has been part of the Avalaunch Media team for two years. In his role, he specializes in optimizing and refining digital marketing strategies, primarily on platforms like Google Ads and Facebook Ads where I optimize to achieve tangible results. Garett ensures every ad dollar counts, optimizing budgets. He thrives on data-backed insights and A/B testing to improve campaign performance.

Garrett has gained experience building strong client relationships through meaningful communication and is committed to staying ahead of industry trends, continuously enhancing my skills and knowledge.

Part Time: 5-7 Hours per week.



Nancy Benjamin
VP of Marketing (Part-Time)

Nancy Benjamin started her career with large national ad agencies—Della Femina, Euro RSCG and others—rolling out product launches for more than 17 national brands including Godiva, Campbell's, Keebler, and Sara Lee. Adept at brand messaging and strategy, she then started consulting startups on honing their brands and improving marketing penetration, as well as optimizing internal apps for clarity and retention. In her current position as VP of Marketing of ShiftPosts, she creative directs all marketing, ensuring that it meets company objectives, ensuring all clients have an exceptional experience, and encouraging prospects to join the community.

Part Time: 5-6 hours per week.



Aaron Lutz
PPC Strategist (Part-Time)

Aaron is in his 9th year in digital marketing. He began as a generalist working in SEO/SEM/SMM - 3 years in he switched his focus to just SEM/SMM and another 3 years later he began specializing in Lead Generation. He has been working with the ShiftPosts team for just over 2 years helping to blueprint their messaging, ad placement i.e. media buys, and audience targeting.

Part Time: 2-4 hours per week.



Nikita Krebs
Senior Digital Project Manager and Team Lead (Part-Time)

Nikita is a seasoned digital marketing professional with a passion for seeing impactful online strategies launch brands. With over a decade of experience in the industry, she has had the privilege of helping businesses thrive in the digital landscape. When she is not immersed in the world of marketing, you can find her exploring the great outdoors and staying active.

Since April 2013, Nikita has dedicated her career to the dynamic field of digital marketing. Her journey has led me to my current role as a Digital Marketing Project Manager at Avalaunch Media, where she has contributed her strengths since November 2018. She thrives in this fast-paced environment, working closely with our partners to develop and execute digital marketing campaigns that drive measurable results.

Part Time 2-4 hours per week.



Aaron Marks
Digital Marketing Strategist (Part-Time)

Aaron Marks is a marketing strategist with Avalaunch Media and has been with the company for two and a half years. He has over 19 years of experience in client facing roles overseeing traditional, event focused, and digital marketing campaigns. He has coordinated media advertising sales plus on air production and voiceover work.

At Avalaunch Media he provides digital marketing strategy and guidance to clients all over the country. He is currently the race director for the Avalaunch Gives Back 5k every fall, and is in the process of building a new department at Avalaunch that focuses on Traditional Media Placement.

In addition to his work at Avalaunch, he is also an Adjunct Professor for Intro to Digital Marketing at the Woodbury School of Business at Utah Valley University.

Aaron graduated from Virginia Tech with a degree in Mass Communications and Broadcasting in 2005, and earned his masters degree specializing in Digital Marketing at Rutgers Business School in 2021.

Part Time: 5-8 hours per week

TERMS

ShiftPosts by FourQ Technologies, Inc.

Overview

PRICE PER SHARE
$7.91

VALUATION
$16.77M

DEADLINE
Dec 28, 2023

FUNDING GOAL
$10k - $618k

Breakdown

MIN INVESTMENT
$355.95

OFFERING TYPE
Equity

MAX INVESTMENT
$617,976.66

ASSET TYPE
Preferred Stock

MIN NUMBER OF SHARES OFFERED
1,264

SHARES OFFERED
Series B Preferred Shares

MAX NUMBER OF SHARES OFFERED
78,126

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus | 5% Bonus Shares

As you have previously invested in FourQ Technologies, Inc., you are eligible for additional bonus shares. Note: Loyalty Bonus is awarded via investor email address.

Investment Incentives

Combo/Avid Investor Perk

Early Bronze

Invest $585+ within the first two weeks and receive 10% bonus shares.

Early Silver

Invest $1,000+ within the first two weeks and receive 12% bonus shares.

Early Gold

Invest $2,500+ within the first two weeks and receive 15% bonus shares.

Early Platinum

Invest $5,000+ within the first two weeks and receive 17% bonus shares.

Early Diamond

Invest $10,000+ within the first two weeks and receive 20% bonus shares.

Volume-Based Perks

Tier 1 Perk

Invest $585+ and receive an invitation to Private Investor Group.

Tier 2 Perk

Invest $,1000+ and receive: participation in group QnA with the founders

Tier 3 Perk

Invest $5,000+ and participate in the company's KPI tracking and analysis webinar + 3% bonus shares

Tier 4 Perk

Invest $10,000+ and listen in on the company Round table with industry leaders + 5% bonus shares

Tier 5 Perk

Invest $25,000+ and participate in company strategy session on market development + 8% bonus shares

Tier 6 Perk

Invest $50,000+ and receive a one-on-one conference call with Founder + 15% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

FourQ Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus. This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series B Preferred Shares at $7.91 per share, you will receive 110 shares of Series B Preferred Stock, meaning you'll own 110 shares for 791. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the Loyalty Bonus and aforementioned bonuses.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

20% **Early Diamond**
Invest $10,000+ within the first two weeks and receive 20% bonus shares.
07 DAYS 19 HOURS 24 MINS 16 SECS

17%

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into ShiftPosts by FourQ Technologies, Inc..

$585
EARN 10% BONUS SHARES
Earn 10% bonus shares in this investment and all eligible investments for an entire year. If you are not already an Owners bonus holder, you can join now, for $275, billed annually.
Select

$585
EARLY BRONZE
Invest $585+ within the first two weeks and receive 10% bonus shares.
Select

$585
TIER 1
Invest $585+ and receive an invitation to Private Investor Group.
Select

$1,000
EARLY SILVER
Invest $1,000+ within the first two weeks and receive 12% bonus shares.
Select

$1,000
TIER 2
Invest $1,000+ and receive: participation in group Q&A with the founders
Select

$2,500
EARLY GOLD
Invest $2,500+ within the first two weeks and receive 15% bonus shares.
Select

$5,000
EARLY PLATINUM
Invest $5,000+ within the first two weeks and receive 17% bonus shares.
Select

$5,000
TIER 3
Invest $5,000+ and participate in the company's KPI tracking and analysis webinar + 3% bonus shares.
Select

$10,000
EARLY DIAMOND
Invest $10,000+ within the first two weeks and receive 20% bonus shares.
Select

$10,000
TIER 4
Invest $10,000+ and listen in on the company Round table with industry leaders + 5% bonus shares.
Select

$25,000
TIER 5
Invest $25,000+ and participate in company strategy session on market development + 8% bonus shares
Select

$50,000
TIER 6
Invest $50,000+ and receive a one-on-one conference call with Founder + 15% bonus shares.
Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

William Tisdale
19 hours ago

Hi, what amount of revenue has been earned for the first 3 quarters of 2023 and what do you expect for the ...
Show more

0 0

W Kim Colich
6 days ago

Hi, I invested earlier on the SeedInvest platform. I would highly encourage you to consider lowering the bar for ...
Show more

2 0

Elizabeth Cooper
ShiftPosts by FourQ Technologies, Inc. • 6 days ago

We appreciate all our prior investors at every level. To launch on Start Engine, we were required to set a $50...
Show more

0

View 1 more reply

Show More Comments

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

@ 2023 All Rights Reserved

Download on the App Store

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and **FINRASIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information**
(800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

StartEngine Marketplace

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine.

None of the information displayed on or downloadable from www.startengine.com (the 'Website') represents a recommendation, offer, or solicitation of an offer to buy or sell any security. It also does not constitute an offer to provide investment advice or service. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, or (2) assist in the determination of fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

All investment opportunities are based on indicated interest from sellers and will need to be confirmed.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. StartEngine Bulletin Board ("SE BB") is a bulletin board platform that advertises interest in shares of private companies that previously executed Reg CF or Reg A offerings. SE BB enables shareholders to communicate interest in potential sales of shares in private companies and investors to discover, review, and potentially invest in private companies. As a bulletin board platform, SE BB provides a venue for investors to access information about private company offerings and connect with potential sellers. SE BB is distinct and separate from StartEngine Secondary ("SE Secondary"), which is an SEC-registered Alternative Trading System (ATS) operated by SE Primary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. While a security may be displayed on the bulletin board, these securities will be subject to certain restrictions which may prevent the ability to buy and sell these securities in a timely manner, if at all. Even if a security is qualified to be displayed on the bulletin board, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Elizabeth:

ShiftPosts is a healthcare staffing platform that matches qualified professionals to open shifts in real time.

In just 2.5 years, we've become the trusted way 70% of pharmacies in Canada fill relief shifts. Now we're carrying this momentum to expand into the $30B US healthcare staffing market.

Dave:

As former CEO of United Resource Network, I managed transplants for 45 million insured lives.

Pat Fry:

When I was the CEO of Sutter Health, a 50,000-employee organization, I can tell you our biggest challenge was staffing.

Dave:

My 40+ year career in healthcare showed me just how inefficient traditional healthcare staffing can be. Whether it's at your local pharmacy or emergency room.

Elizabeth:

That's why my co-founders Dave, Pat and I started ShiftPosts. I've helped develop over 50 start-ups, managed over $ 2 billion dollars in projects, and teach entrepreneurship at Stanford.

Elizabeth:

Together we're providing the solution the industry desperately needs. And we're not alone. McKesson, one of the largest pharmaceutical companies in the world, has believed and partnered with us from the beginning.

Here's how ShiftPosts works:

Pharmacies simply post their open shifts— whether it's vacation coverage, sick leave, or a last-minute absence—directly on our platform. Our proprietary algorithms and AI technology get to work instantly matching those shifts with qualified, pre-validated professionals in the area.

We eliminate the need for pharmacies to dig through stacks of applications or rely on opaque staffing agencies. Pharmacies pay 70% less and professionals earn 20% more—sometimes 200% more than their full-time counterparts.

Pat Fry:

This raise will provide the working capital we need to launch in the US. Let's empower smart staffing in healthcare - the last place we should cut corners.

Elizabeth:

There are simply no more excuses for outdated healthcare staffing practices.

Claim your stake in ShiftPosts. Invest today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "FOURQ TECHNOLOGIES, INC.", FILED IN THIS OFFICE ON THE SEVENTEENTH DAY OF SEPTEMBER, A.D. 2018, AT 4:46 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE DELAWARE

7061138 8100
SR# 20186692636

Authentication: 203439967
Date: 09-18-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:46 PM 09/17/2018
FILED 04:46 PM 09/17/2018
SR 20186692636 - File Number 7061138

CERTIFICATE OF INCORPORATION
OF
FOURQ TECHNOLOGIES, INC.

I, the undersigned, for the purpose of incorporating and organizing a corporation under the Delaware General Corporation Law, do execute this Certificate of Incorporation and do hereby certify as follows:

ARTICLE I
NAME

The name of the corporation is FourQ Technologies, Inc.

ARTICLE II
REGISTERED OFFICE

The address of the corporation's registered office in the State of Delaware is 850 New Burton Road, Suite 201, in the City of Dover, County of Kent 19904. The name of its registered agent at such address is Cogency Global Inc.

ARTICLE III
PURPOSE

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV
CAPITAL STOCK

The authorized capital stock of the corporation is Fifteen Million (15,000,000) shares of stock, of which Ten Million (10,000,000) shall be designated as common stock, $0.01 par value per share ("Common Stock") and Five Million (5,000,000) shall be designated as preferred stock, $.01 par value per share ("Preferred Stock"). The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board). The Board of Directors is further authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares in any such series then outstanding), the number of shares of any series subsequent to the issuance of shares of that series.

CC

ARTICLE V
DIRECTORS

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the bylaws of the corporation. Elections of directors need not be by written ballot unless the bylaws of the corporation so provide. Also without limitation of powers conferred by statute, the Board of Directors is expressly authorized to adopt by written minutes of action any resolutions or actions that could be adopted at a duly convened and constituted meeting of the Board of Directors.

ARTICLE VI
LIMITATION OF LIABILITY AND INDEMNIFICATION

A director of the corporation will not be liable to the corporation or the stockholders of the corporation for monetary damages for a breach of fiduciary duty as a director, except to the extent such exception from liability or limitation thereof is not permitted under the Delaware General Corporation Law as the same currently exists or is hereafter amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director to the corporation hereunder in respect to any act or omission occurring prior to the time of such amendment, modification or repeal. The corporation will indemnify, to the fullest extent permitted by law, any person made or threatened to be made a party to an action or proceeding whether criminal, civil, administrative or investigative, by reason of the fact that such person is or was a director, officer or employee of the corporation or any predecessor of the corporation or serves or served at any other enterprise as a director, officer or employee at the request of the corporation or any predecessor to the corporation.

ARTICLE VII
PREEMPTIVE RIGHTS

No stockholder of the corporation shall have a right to purchase shares of capital stock of the corporation sold or issued by the corporation except to the extent that such a right may from time to time be set forth in a written agreement between the corporation and any stockholder.

ARTICLE VIII
AMENDMENT OF CERTIFICATE

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE IX
INCORPORATOR

The name and mailing address of the incorporator are Elizabeth Cooper, 735 Marina Boulevard, San Francisco, California 94123.

The undersigned incorporator has signed this Certificate of Incorporation on September 17, 2018.

Elizabeth Cooper

Elizabeth Cooper, Incorporator

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF DESIGNATION OF "FOURQ TECHNOLOGIES, INC.", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF NOVEMBER, A.D. 2018, AT 1:26 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

7061138 8100
SR# 20187687134

Authentication: 203919748
Date: 11-16-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:26 PM 11/16/2018
FILED 01:26 PM 11/16/2018
SR 20187687134 - File Number 7061138

FOURQ TECHNOLOGIES, INC.

CERTIFICATE OF DESIGNATION OF SERIES A PREFERRED STOCK

Pursuant to Section 151 of the Delaware General Corporation Law, FourQ Technologies, Inc. (the "***Company***"), a corporation organized and existing under the Delaware General Corporation Law, DOES HEREBY CERTIFY:

That pursuant to the authority conferred upon the Board of Directors of the Company by the Certificate of Incorporation of the Company, and in accordance with the provisions of Section 151 of the Delaware General Corporation Law, the Board of Directors of the Company as of November 12, 2018, has adopted the following resolution creating a series of preferred stock designated as the Series A Preferred Stock:

RESOLVED: That pursuant to the authority vested in the Board of Directors of the Company in accordance with the provisions of its Certificate of Incorporation, a series of convertible preferred stock, with a par value of $.01 per share, to be titled the "Series A Preferred Stock" of the Company (the "***Series A Stock***") is hereby created and designated. The number of shares of Series A Stock shall be Eight Hundred Thousand (800,000) shares (the "***Series A Shares***"). The preferences and relative, participating, optional and other special rights of the Series A Shares, and the qualifications, limitations and restrictions thereof, are as follows:

1. Designation. As of November 12, 2018 (the "***Effective Date***"), the series of convertible preferred stock created hereby shall be designated the "Series A Preferred Stock" having a par value of $.01 per share and a stated value of $1.00 per share (the "***Stated Value***"). The authorized number of Series A Shares shall be 800,000.

2. Rank. The Series A Shares shall rank in a "***Liquidation***" (as hereinafter defined) prior to the Common Stock of the Company (the "***Common Stock***"), but behind any other class or series of capital stock of the Company hereafter created by the Company (any such class or series of capital stock, collectively, "***Senior Securities***").

3. No Voting Rights.

The Series A Shares shall not be entitled to vote on any matters for which the Company's shareholders are entitled to vote, except as required by law.

4. Dividends.

In the event that the Company makes any distributions or declares or pays any dividends upon the Common Stock (whether payable in cash, securities or other property), other than dividends payable solely in shares of Common Stock, the Company shall also declare and pay to the holders of the Series A Shares at the same time that it declares and pays such dividends to the holders of the Common Stock. The Series A shares shall not be entitled to any dividends payable upon any Senior Securities.

5. Liquidation Right and Preference.

(a) In the event of a "Liquidation" of the Company, the holders of Series A Shares shall be entitled to receive in cash, out of the assets of the Company, and only after all payments are made in respect to any Senior Securities, an amount per Series A Share equal to the Stated Value, plus all declared but unpaid dividends thereon to the date fixed for distribution (the "***Liquidation Amount***"), before any payment shall be made or any assets distributed to the holders of Common Stock, but subject to the payments owed to any Senior Securities being paid prior to any payment to holders of Series A Shares. If, upon any Liquidation, the assets of the Company are insufficient to pay such Liquidation Amount, the holders of such Series A Shares shall share pro rata in any such distribution in proportion to the full amounts to which they would otherwise be respectively entitled. A "***Liquidation***" of the Company shall include a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, as well as a merger, acquisition, sale of voting control or sale of substantially all of the assets of the Company in which the shareholders of the Company do not hold a majority of the outstanding shares of the surviving or acquiring entity.

(b) After the payment of all preferential amounts required to be paid to the holders of Series A Shares, as indicated in Section 5(a), the remaining assets of the Company available for distribution to stockholders, if any, shall be distributed to the holders of the Common Stock on a pro rata basis. For the avoidance of doubt, the Series A Shares do not participate in any amounts distributed by the Company to the holders of the Common Stock or any Senior Securities.

(c) In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the Company shall, within ten (10) days after the date the Board of Directors approves such action, or within twenty (20) days prior to any shareholder's meeting called to approve such action, or within twenty (20) days after the commencement of any involuntary proceeding, whichever is earlier, give each holder of shares of Series A Shares initial written notice of the proposed action. Such initial written notice shall describe the material terms and conditions of such proposed action, including a description of the stock, cash, and property to be received by the holders of shares of Series A Shares upon consummation of the proposed action and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the corporation shall promptly give written notice to each holder of shares of Series A Shares of such material change. The Company shall not consummate any voluntary or involuntary liquidation, dissolution, or winding up of the corporation before the expiration of thirty (30) days after the mailing of the initial notice or ten (10) days after the mailing of any subsequent written notice, whichever is later; provided that any such thirty-day or ten-day period may be shortened upon the written consent of the holders of all of a majority of the outstanding shares of Series A Shares.

(d) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the corporation which will involve the distribution of assets other than cash, the Company shall promptly engage competent independent appraisers to determine the value of the assets to be distributed to the holders of shares of Senior Securities, Series A Shares and the holders of shares of Common Stock. The Company shall, upon receipt of such appraiser's valuation, give prompt written notice to each holder of shares of Series A Shares of the appraiser's valuation.

6. Conversion Rights.

(a) Optional Conversion. Each Series A Share shall be convertible at the option of the holder thereof in the event of a Liquidation of the Company or at any time after January 1, 2022, at the offices of the Company or any transfer agent for the Series A Shares, into such number of fully paid and non-assessable shares of Common Stock as is determined pursuant to the provisions of this Section 6.

(b) Optional Conversion Mechanics. In order to exercise the conversion privilege provided for in paragraph (a) of this Section, a holder of Series A Shares shall (i) notify the Company in writing of such holder's intent to convert a specified portion of such shares (the "***Conversion Notice***" and the date of such notice which shall be the same or later than the date notice is given, the "***Conversion Notice Date***") and (ii) provide, on or prior to the Conversion Notice Date, to the Company at its principal office the certificate evidencing the Series A Shares being converted, duly endorsed to the Company and accompanied by written notice to the Company that the holder elects to convert a specified portion or all of such Series A Shares. Series A Shares converted at the option of the holder shall be deemed to have been converted on the day of receipt by the Company of the certificate representing such Series A Shares for conversion in accordance with the foregoing provisions (the "***Conversion Date***"), and at such time the rights of the holder of such Series A Shares, other than the right to receive shares of Common Stock upon conversion of the Series A Shares pursuant to the terms hereof, as such holder, shall cease and such holder shall be treated for all purposes as the record holder of Common Stock issuable upon conversion. As promptly as practicable on or after the Conversion Date but in any event no later than five (5) business days thereafter, the Company shall issue and mail or deliver to such holder a certificate or certificates for the number of shares of Common Stock issuable upon conversion, computed to the nearest full share, and a certificate or certificates for the balance of Series A Shares surrendered not so converted into Common Stock, if any. Effective upon the Conversion Date, the authorized number of Series A Shares set forth in Section 1 hereof shall be reduced automatically by the number of Series S Shares so converted and the number of shares of undesignated capital stock of the Company shall be deemed increased by such number. No fractional shares of Common Stock shall be issued upon conversion of the Series A Shares, but in lieu thereof, cash payments shall be made for fractional shares on the basis of a full share having a value equal to the Series A Conversion Price then in effect.

(c) Automatic Conversion. Each Series A Share shall automatically be converted into such number of fully paid and non-assessable shares of Common Stock as set forth below (1) at the time of a Qualified Public Offering, or (2) in the event that holders of at least a majority of the Series A Shares then outstanding consent to such conversion. "***Qualified Public Offering***" means a firm commitment underwritten public offering of Common Stock, the aggregate public offering price of which is at least $15,000,000 (before deduction of underwriters commissions and expenses), and the public offering price per share of which is not less than one hundred percent (100%) of the Stated Value.

(d) General.

(i) The Company shall at all times during which Series A Shares remain outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Series A Shares, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Shares.

(ii) All Series A Shares which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate on the Conversion Date, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and payment of any dividends accrued but unpaid thereon. Any Series A Shares so converted shall be retired and cancelled and shall not be reissued.

(e) Conversion Price. The number of shares of Common Stock issuable upon either the optional or automatic conversion of Series A Shares shall be equal to the quotient resulting from dividing the Stated Value by the conversion price then in effect (the "***Conversion Price***"). As of the effective date of this Certificate of Designation, the initial Conversion Price shall be One Dollar ($1.00). Such initial Conversion Price shall be subject to adjustment from time to time as hereinafter provided.

7. Anti-Dilution Adjustments.

(a) Stock Split, Stock Dividend, Recapitalization, etc. If the Company, at any time while any Series A Shares are outstanding, (i) shall pay a stock dividend or otherwise make a distribution or distributions payable in shares of its capital stock (whether payable in shares of its common stock or of capital stock of any class), (ii) subdivide outstanding shares of Common Stock into a larger number of shares, (iii) combine outstanding shares of Common Stock into a smaller number of shares, or (iv) issue by reclassification of shares of Common Stock any shares of capital stock of the Company, the Conversion Price in effect immediately prior thereto shall be adjusted so that the holder of any Series A Shares thereafter surrendered for conversion shall be entitled to receive the number of shares of Common Stock which such holder would have owned or have been entitled to receive after the happening of any of the events described above had such Series A Shares been converted immediately prior to the happening of such event or the record date therefor, whichever is earlier. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

(b) Notice of Conversion Price Adjustment. Upon any adjustment of the Conversion Price, then and in each such case the Company shall give written notice thereof, by first-class mail, postage prepaid, addressed to the registered holders of all outstanding Series A Shares at the addresses of such holders as shown on the books of the Company, which notice shall state the

Conversion Price resulting from such adjustment and the increase or decrease, if any, in the number of shares of Common Stock receivable at such price upon the conversion of the Series Shares, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

8. Redemption.

(a) The Company shall have the right and option, at any time after January 1 2022, to redeem and repurchase all or any portion of such Series A Shares on the terms and conditions contained in this Section 8, by providing notice to such holder ("***Notice of Redemption***") and the date on which the redemption will be effective (the "***Redemption Date***").

(b) The Notice of Redemption shall state the number of Series A Shares to be redeemed. The redemption price for any redemption shall be $1.25 per Series A Share, plus declared but unpaid dividends as of the Redemption Date, if any (the "***Redemption Price***").

(c) Within 30 days of the delivery of the Notice of Redemption to the Company, each holder of Series A Shares shall surrender to the Company the certificates representing the shares to be redeemed, duly endorsed or assigned to the Company, and the holders shall thereafter be entitled to receive payment of the Redemption Price in cash. The Company shall pay the Redemption Price to those holders who have surrendered their certificates for the Series A Shares no later than 30 days following the delivery of the Notice of Redemption by the Company. If the funds of the Company legally available for redemption of shares of Series A Stock on any applicable Redemption Date are insufficient to redeem the total number of shares of Series A Stock requested to be redeemed on such date, those funds which are legally available shall be used to redeem the maximum possible number of Series A Shares pro rata among the holders of such Series A Shares requested to be redeemed in proportion to the aggregate Redemption Price of such shares of Series A Stock requested to be redeemed held by each such holder. Thereafter, as and to the extent that legally available funds for the redemption thereof exist from time to time, the Company shall redeem additional Series A Shares, in accordance with the proration provisions of this Section 8(c), until all shares of Series A Stock requested to be redeemed have been redeemed. If fewer than all the shares represented by any certificate are redeemed, the Company shall issue a new certificate representing the unredeemed shares.

(d) On the Redemption Date, (i) such shares shall be deemed no longer outstanding, and (ii) all rights of holders of Series A Shares (except the right to receive from the Company the monies payable upon redemption upon surrender of the certificates evidencing such shares) shall cease.

9. Protective Covenants. So long as any Series A Shares remain outstanding, the Company shall not, without the prior written consent of the holders of at least a majority of the then outstanding Series A Shares:

(a) alter or change the rights, preferences or privileges of the Series A Shares;

(b) increase or decrease the authorized number of shares of Series A Shares; and

(c) by amendment of its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by this Company, but will at all times in good faith assist in the carrying out of all the provisions of this section and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Series A Shares against impairment.

10. Loss, Theft, Destruction of Series A Shares. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any certificate representing the Series A Shares, and, in the case of any such loss, theft or destruction, upon delivery of a bond of indemnity satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of the certificate representing such securities the Company will issue a new certificate representing such securities of like tenor, in lieu of such lost, stolen, destroyed or mutilated certificate.

11. No Preemptive Rights. The holders of Series A Shares shall not have any preemptive right be to subscribe for and purchase their prorata share of any capital stock of the Company of any class whatsoever, or of securities convertible into or exchangeable for any stock of any class whatsoever, whether now or hereafter authorized.

12. No Rights Relating to Senior Securities. The holders of Series A Shares shall not have any right to consent to, or participate in, the Company's issuance (contingent or otherwise), of any capital stock or other equity securities which are senior to the Series A Shares with respect to the payment of dividend; assets, redemptions or distributions upon liquidation or otherwise.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, FourQ Technologies, Inc. has caused this Certificate of Designation to be duly executed in its corporate name on this 15 day of November, 2018.

FOURQ TECHNOLOGIES, INC.

By /s/ Elizabeth Cooper
Name: Elizabeth Cooper
Title: President

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF DESIGNATION OF "FOURQ TECHNOLOGIES, INC.", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF MARCH, A.D. 2022, AT 1:17 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

7061138 8100
SR# 20221062926

Authentication: 203458425
Date: 05-18-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:17 PM 03/18/2022
FILED 01:17 PM 03/18/2022
SR 20221062926 - File Number 7061138

CERTIFICATE OF DESIGNATION OF SERIES B PREFERRED STOCK

Pursuant to Section 151 of the Delaware General Corporation Law, FourQ Technologies, Inc. (the "***Company***"), a corporation organized and existing under the Delaware General Corporation Law, DOES HEREBY CERTIFY:

That pursuant to the authority conferred upon the Board of Directors of the Company by the Certificate of Incorporation of the Company, and in accordance with the provisions of Section 151 of the Delaware General Corporation Law, the Board of Directors of the Company as of March 10, 2022, has adopted the following resolution creating a series of preferred stock designated as the Series B Preferred Stock:

RESOLVED: That pursuant to the authority vested in the Board of Directors of the Company in accordance with the provisions of its Certificate of Incorporation, a series of convertible preferred stock, with a par value of $.01 per share, to be titled the "Series B Preferred Stock" of the Company (the "***Series B Stock***") is hereby created and designated. The number of shares of Series B Stock shall be Two Million Four Hundred Thousand (2,400,000) shares (the "***Series B Shares***"). The preferences and relative, participating, optional and other special rights of the Series B Shares, and the qualifications, limitations and restrictions thereof, are as follows:

1. Designation. As of March 10, 2022 (the "***Effective Date***"), the series of convertible preferred stock created hereby shall be designated the "Series B Preferred Stock" having a par value of $.01 per share and a stated value of $7.91 per share (the "***Stated Value***"). The authorized number of Series B Shares shall be Two Million Four Hundred Thousand (2,400,000) shares.

2. Rank. The Series B Shares shall rank in a "***Liquidation***" (as hereinafter defined) prior to the Common Stock, par value of $.01 per share, of the Company (the "***Common Stock***"), prior to Series A Preferred Stock, par value of $.01 per share, of the Company, which such Series A shares are described in the certificate of designation of the Company dated November 12, 2018 (the "***Series A Shares***"), and prior to any other class or series of capital stock of the Company hereafter created (collectively, with the Common Stock and Series A Shares, the "***Junior Securities***").

3. Voting Rights. Each holder of Series B Shares shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote, with each holder of Series B Shares entitled to the number of votes equal to the number of whole shares of Common Stock into which such shares of Series B Shares could then be converted. In addition, each holder of Series B Shares shall be entitled to the special voting rights set forth in Section 9 hereof. No holder of any Series B Shares shall have any cumulative voting rights.

4. Dividends.

In the event that the Company makes any distributions or declares or pays any dividends upon the Common Stock or other Junior Securities (whether payable in cash, securities or other property), other than dividends payable solely in shares of Common Stock, the Company shall also declare and pay to the holders of the Series B Shares at the same time that it declares and pays such dividends to the holders of the Common Stock or other Junior Securities.

5. Liquidation Right and Preference.

(a) In the event of a "Liquidation" of the Company, the holders of Series B Shares shall be entitled to receive in cash, out of the assets of the Company, an amount per Series B Share equal to the Stated Value, plus all declared but unpaid dividends thereon to the date fixed for distribution (the "***Liquidation Amount***"), before any payment shall be made or any assets distributed to the holders of the Series A Shares, the Common Stock or any other Junior Securities. If, upon any Liquidation, the assets of the Company are insufficient to pay such Liquidation Amount, the holders of such Series B Shares shall share pro rata in any such distribution in proportion to the full amounts to which they would otherwise be respectively entitled. A "***Liquidation***" of the Company shall include a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, as well as a merger, acquisition, sale of voting control or sale of substantially all of the assets of the Company in which the shareholders of the Company do not hold a majority of the outstanding shares of the surviving or acquiring entity.

(b) After the payment of all preferential amounts required to be paid to the holders of Series B Shares, as indicated in Section 5(a), the remaining assets of the Company available for distribution to stockholders, if any, shall be distributed to the holders of the Series A Shares on a pro rata basis as described in the certificate of designation of the Company dated November 12, 2018, and then to the holders of Common Stock on a pro rata basis. For the avoidance of doubt, the Series B Shares do not participate in any amounts distributed by the Company to the holders of the Common Stock or any other Junior Securities.

(c) In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the Company shall, within ten (10) days after the date the Board of Directors approves such action, or within twenty (20) days prior to any shareholder's meeting called to approve such action, or within twenty (20) days after the commencement of any involuntary proceeding, whichever is earlier, give each holder of shares of Series B Shares initial written notice of the proposed action. Such initial written notice shall describe the material terms and conditions of such proposed action, including a description of the stock, cash, and property to be received by the holders of shares of Series B Shares upon consummation of the proposed action and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the corporation shall promptly give written notice to each holder of shares of Series B Shares of such material change. The Company shall not consummate any voluntary or involuntary liquidation, dissolution, or winding up of the corporation before the expiration of thirty (30) days after the mailing of the initial notice or ten (10) days after the mailing of any subsequent written notice, whichever is later; provided that any such thirty-day or ten-day period may be shortened upon the written consent of the holders of all of a majority of the outstanding shares of Series B Shares.

(d) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the corporation which will involve the distribution of assets other than cash, the Company shall promptly engage competent independent appraisers to determine the value of the assets to be distributed to the holders of the Series B Shares, holders of the Series A Shares, and the holders of shares of Common Stock. The Company shall, upon receipt of such appraiser's valuation, give prompt written notice to each holder of shares of Series B Shares of the appraiser's valuation.

6. Conversion Rights.

(a) Optional Conversion. Each Series B Share shall be convertible at the option of the holder thereof at any time after issuance, at the offices of the Company or any transfer agent for the Series B Shares, into such number of fully paid and non-assessable shares of Common Stock as is determined pursuant to the provisions of this Section 6.

(b) Optional Conversion Mechanics. In order to exercise the conversion privilege provided for in paragraph (a) of this Section, a holder of Series B Shares shall (i) notify the Company in writing of such holder's intent to convert a specified portion of such shares (the "***Conversion Notice***" and the date of such notice which shall be the same or later than the date notice is given, the "***Conversion Notice Date***") and (ii) provide, on or prior to the Conversion Notice Date, to the Company at its principal office the certificate evidencing the Series B Shares being converted, duly endorsed to the Company and accompanied by written notice to the Company that the holder elects to convert a specified portion or all of such Series B Shares. Series B Shares converted at the option of the holder shall be deemed to have been converted on the day of receipt by the Company of the certificate representing such Series B Shares for conversion in accordance with the foregoing provisions (the "***Conversion Date***"), and at such time the rights of the holder of such Series B Shares, other than the right to receive shares of Common Stock upon conversion of the Series B Shares pursuant to the terms hereof, as such holder, shall cease and such holder shall be treated for all purposes as the record holder of Common Stock issuable upon conversion. As promptly as practicable on or after the Conversion Date but in any event no later than five (5) business days thereafter, the Company shall issue and mail or deliver to such holder a certificate or certificates for the number of shares of Common Stock issuable upon conversion, computed to the nearest full share, and a certificate or certificates for the balance of Series B Shares surrendered not so converted into Common Stock, if any. Effective upon the Conversion Date, the authorized number of Series B Shares set forth in Section 1 hereof shall be reduced automatically by the number of Series S Shares so converted and the number of shares of undesignated capital stock of the Company shall be deemed increased by such number. No fractional shares of Common Stock shall be issued upon conversion of the Series B Shares, but in lieu thereof, cash payments shall be made for fractional shares on the basis of a full share having a value equal to the Series B Conversion Price then in effect.

(c) Automatic Conversion. Each Series B Share shall automatically be converted into such number of fully paid and non-assessable shares of Common Stock as set forth below (1) at the time of a Qualified Public Offering, or (2) in the event that holders of at least a majority of the Series B Shares then outstanding consent to such conversion. "***Qualified Public Offering***" means a firm commitment underwritten public offering of Common Stock, the aggregate public offering price of which is at least $15,000,000 (before deduction of underwriters commissions and expenses), and the public offering price per share of which is not less than one hundred percent (100%) of the Stated Value.

(d) General.

(i) The Company shall at all times during which Series B Shares remain outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Series B Shares, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series B Shares.

(ii) All Series B Shares which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate on the Conversion Date, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and payment of any dividends accrued but unpaid thereon. Any Series B Shares so converted shall be retired and cancelled and shall not be reissued.

(e) Conversion Price. The number of shares of Common Stock issuable upon either the optional or automatic conversion of Series B Shares shall be equal to the quotient resulting from dividing the Stated Value by the conversion price then in effect (the "***Conversion Price***"). As of the effective date of this Certificate of Designation, the initial Conversion Price shall be Seven Dollars and Ninety One Cents ($7.91). Such initial Conversion Price shall be subject to adjustment from time to time as hereinafter provided.

7. Anti-Dilution Adjustments.

(a) Stock Split, Stock Dividend, Recapitalization, etc. If the Company, at any time while any Series B Shares are outstanding, (i) shall pay a stock dividend or otherwise make a distribution or distributions payable in shares of its capital stock (whether payable in shares of its common stock or of capital stock of any class), (ii) subdivide outstanding shares of Common Stock into a larger number of shares, (iii) combine outstanding shares of Common Stock into a smaller number of shares, or (iv) issue by reclassification of shares of Common Stock any shares of capital stock of the Company, the Conversion Price in effect immediately prior thereto shall be adjusted so that the holder of any Series B Shares thereafter surrendered for conversion shall be entitled to receive the number of shares of Common Stock which such holder would have owned or have been entitled to receive after the happening of any of the events described above had such Series B Shares been converted immediately prior to the happening of such event or the record date therefor, whichever is earlier. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

(b) Notice of Conversion Price Adjustment. Upon any adjustment of the Conversion Price, then and in each such case the Company shall give written notice thereof, by first-class mail, postage prepaid, addressed to the registered holders of all outstanding Series B Shares at the addresses of such holders as shown on the books of the Company, which notice shall state the Conversion Price resulting from such adjustment and the increase or decrease, if any, in the number of shares of Common Stock receivable at such price upon the conversion of the Series Shares, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

8. Notice of Certain Events. In case at any time:

(a) the Company shall pay any dividend payable in stock upon shares of Common Stock or make any distribution (other than regular stock dividends) to the holders of Junior Securities; or

(b) the Company shall offer for subscription pro rata to the holders of Common Stock any additional shares of stock of any class or other rights; or

(c) there shall be any capital reorganization, reclassification of the capital stock of the Company, or consolidation or merger of the Company with, or sale of all or substantially all of its assets, to another company; provided, however, that this provision shall not be applicable to the merger or consolidation of this Company with or into another company if, following such merger or consolidation, the shareholders of this Company immediately prior to such merger or consolidation own at least a majority of the equity of the combined entity; or

(d) there shall be a Liquidation of the Company;

then, in any one or more of said cases, the Company shall give written notice, by overnight courier or by first-class mail, postage prepaid, addressed to the holders of the then-outstanding Series B Shares at the addresses of such holders as shown on the books of the Company, of the date on which (i) the books of the Company shall close or a record shall be taken for such dividend, distribution or subscription rights, or (ii) such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up shall take place, as the case may be. Such notice shall also specify the date as of which the holders of Common Stock of record shall participate in such dividend, distribution or subscription rights, or shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, as the case may be. Such written notice shall be given at least 10 days prior to the action in question and not less than 10 days prior to the record date or the date on which the Company's transfer books are closed in respect thereto.

9. Protective Covenants. So long as any Series B Shares remain outstanding, the Company shall not, without the prior written consent of the holders of at least a majority of the then outstanding Series B Shares:

(a) alter or change the rights, preferences or privileges of the Series B Shares;

(b) increase or decrease the authorized number of shares of Series B Shares; and

(c) authorize, issue or enter into any agreement providing for the issuance (contingent or otherwise), by reclassification or otherwise, of any capital stock or other equity securities which are senior to or on a parity with the Series B Shares with respect to the payment of dividends, redemptions or distributions upon liquidation or otherwise; or

(d) by amendment of its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by this Company, but will at all times in good faith assist in the carrying out of all the provisions of this section and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Series B Shares against impairment.

10. Loss, Theft, Destruction of Series B Shares. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any certificate representing the Series B Shares, and, in the case of any such loss, theft or destruction, upon delivery of a bond of indemnity satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of the certificate representing such securities the Company will issue a new certificate representing such securities of like tenor, in lieu of such lost, stolen, destroyed or mutilated certificate.

11. No Preemptive Rights. The holders of Series B Shares shall not have any preemptive right be to subscribe for and purchase their prorata share of any capital stock of the Company of any class whatsoever, or of securities convertible into or exchangeable for any stock of any class whatsoever, whether now or hereafter authorized.

IN WITNESS WHEREOF, FourQ Technologies, Inc. has caused this Certificate of Designation to be duly executed in its corporate name on this 18 day of March, 2022.

FOURQ TECHNOLOGIES, INC.

DocuSigned by:

By Elizabeth Cooper
Name: Elizabeth Cooper
Title: President

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

ShiftPosts

6d ·

The week of September 25th, we'll be launching on StartEngine, allowing YOU to be a part of our growth!

Here's how it works:

On StartEngine, you can connect with (and) support early-growth companies that you are passionate about. This is different from helping a company raise money on Kickstarter. You aren't buying products or merch. You are buying a piece of a company and helping it grow. In time, you may make a profit on your investment if the company grows and becomes more successful, and your investment becomes worth more.

Make the most of this opportunity!


Shift POSTS
start engine
Be a part of our growth.
Invest in ShiftPosts
through StartEngine!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

View online version


start engine
Shift POSTS

Update: ShiftPosts Going Live with StartEngine Next Week!

Dear _______,

We are nearly there! And it looks like next week, around September 25th, we will launch our campaign on the StartEngine platform. One thing to remember is that our company name is FourQ Technologies Inc., we do business as "ShiftPosts". On the StartEngine portal you should be able to find us listed as "ShiftPosts", brought to you by Four Q Technologies Inc. Here is what else you need to know.

Your prior investment will convert to equity soon. While SeedInvest allowed investments of any size, StartEngine does not. People like you, who invested less than $500 in FourQ, will have a minimum investment option in this round of $591. StartEngine qualifies you for investment in private equities. You will need to check with them on wht minimums and limits you have on their platform. The $591 investment is a slightly larger amount than your previous investment.

If you do have restrictions on our allowed investment in private companies and you want to support this campaign, then you will need to determine ahead of our launch whether you can participate in this calendar year in our campaign. To be clear, we hope you will consider reinvesting in FourQ-ShiftPosts. We have done our best to out-perform and deliver value to our investors!

Be sure to search, share and visit the portal for ShiftPosts as often as possible on StartEngine. Your search efforts and further investment stimulate more interest and hence further investment by new people into our company.

We appreciate your ongoing support.

Warm Regards,
Elizabeth Cooper, CEO
ShiftPosts.com

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



Shift POSTS

Privacy Policy

View online version


start engine
Shift POSTS

Update: ShiftPosts Going Live with StartEngine Next Week!

Dear _______,

We are nearly there! And it looks like next week, around September 25th, we will launch our campaign on the StartEngine platform. One thing to remember is that our company name is FourQ Technologies Inc., we do business as "ShiftPosts". On the StartEngine portal you should be able to find us listed as "ShiftPosts", brought to you by Four Q Technologies Inc. Here is what else you need to know.

Your last investment in Four Q was significant enough to earn you bonuses for early investing, if you invest at the same level in this round. StartEngine will set up bonus tiers based on the amount of investment. They also impose deadlines for when you get those bonuses, so please pay attention to the portal for ShiftPosts once we launch. All terms of the investment will be listed there along with Share bonuses and other interesting perks for early investment.

Be sure to search, share and visit the portal for ShiftPosts as often as possible on StartEngine. Your search efforts and further investment stimulate more interest and hence further investment by new people into our company.

We appreciate your ongoing support.

Warm Regards,
Elizabeth Cooper, CEO
ShiftPosts.com

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



View online version

Shift POSTS


start engine
Shift POSTS

Update: ShiftPosts Going Live with StartEngine Next Week!

Dear _______,

We are nearly there! And it looks like next week, around September 25th, we will launch our campaign on the StartEngine platform. One thing to remember is that our company name is FourQ Technologies Inc., we do business as "ShiftPosts". On the StartEngine portal you should be able to find us listed as "ShiftPosts", brought to you by Four Q Technologies Inc. Here is what else you need to know.

You were the core of our success on SeedInvest.

The majority of investors from SeedInvest made a similar investment to you and, as a consequence, we did great with SeedInvest and hope to keep your interest with our launch on StartEngine. Again, if you haven't activated your account on StartEngine then waiting until we officially launch will really help us and help you. StartEngine sets up bonus tiers for new investors and returning investors who participate in the first two weeks. We will notify you the day we launch and will let you know how we are doing as the campaign continues.

Be sure to search, share and visit the portal for ShiftPosts as often as possible on StartEngine. Your search efforts and further investment stimulate more interest and hence further investment by new people into our company.

We appreciate your ongoing support.

Warm Regards,
Elizabeth Cooper, CEO
ShiftPosts.com

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



Shift POSTS

ShiftPosts + Start Engine Campaign.

Coming soon, we'll be launching on StartEngine, allowing YOU to be a part of our growth!

Here's how it works:
On StartEngine, you can connect with, (and) support early-growth companies that you are passionate about. This is different from helping a company raise money on Kickstarter. You aren't buying products or merch. You are buying a piece of a company and helping it grow. In time, you may make a profit on your investment if the company grows and becomes more successful, and your investment becomes worth more.

Make the most of this opportunity!



Shift POSTS
start engine
Be a part of our growth.
Invest in ShiftPosts through StartEngine!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

ShiftPostsStartEngineCampaign 1d



Shift POSTS
start engine
Be a part of our growth.
Invest in ShiftPosts through StartEngine!
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

ShiftPostsStartEngineCampaign ShiftPosts + Start Engine Campaign.

Coming soon, we'll be launching on StartEngine, allowing YOU to be a part of our growth!

Here's how it works:
On StartEngine, you can connect with support startups and early-growth companies that you are passionate about. This is different from helping a company raise money on Kickstarter. You aren't buying products or merch. You are buying a piece of a company and helping it grow. In time, you may make a profit on your investment if the company grows and becomes more successful, and your investment holdings become worth more.

Make the most of this opportunity!

#invest #startengine #shiftposts #reliefwork #earlyinvesting #growthasset #supportShiftPosts

ShiftPosts Start Engine Campaign
1d

ShiftPosts + Start Engine Campaign.

Coming soon, we'll be launching on StartEngine, allowing YOU to be a part of our growth!

Here's how it works:
On StartEngine, you can connect with, (and) support early-growth companies that you are passionate about. This is different from helping a company raise money on Kickstarter. You aren't buying products or merch. You are buying a piece of a company and helping it grow. In time, you may make a profit on your investment if the company grows and becomes more successful, and your investment becomes worth more.

Make the most of this opportunity!


Shift POSTS
start engine
Be a part of our growth.
Invest in ShiftPosts through StartEngine!
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Like Comment Share

ShiftPosts Start Engine Campaign @ShiftPostsStartEngineCampaign • 1h

At ShiftPosts, our goal is to provide more options for shifts that offer work when you need it and enable pharmacies to post jobs more easily. Coming soon, we'll be launching on StartEngine, allowing YOU to be a part of our growth!

#postjobs #earlyinvesting #growthasset


Shift POSTS
start engine
Be a part of our growth.
Invest in ShiftPosts through StartEngine!
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.